UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10

GENERAL FORM FOR REGISTRATION OF SECURITIES
Pursuant to Section 12(b) or (g) of The Securities Exchange Act of 1934

China Ginseng Holdings, Inc.
(Exact name of registrant as specified in its charter)

Nevada	20-3348253
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

64 Jie Fang Da Road Ji Yu Building A, Suite 1208 Changchun City, China	130022
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone 01186-431-5790029

Securities to be registered pursuant to Section 12(b) of the Act: None

Securities to be registered pursuant to Section 12(g) of the Act:  Common Stock, $.001 par value

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company.

Large accelerated filer ☐	Accelerated Filer ☐

Non-accelerated filer ☐	Smaller reporting company ☒

Item 1. Business.

Organization

China Ginseng Holdings, Inc. was incorporated on June 24, 2004 in the State of Nevada.  We conduct business in China through the following subsidiaries:

Yanbian Huaxing Ginseng Industry Co. Limited (“Yanbian”) – Ginseng farming

•
On November 24, 2004, we acquired a 55% interest in Yanbian Huaxing Ginseng Industry Co. Limited from Huaxing Ginseng Industry Co, Ltd. for $200,000.   Subsequently on September 23, 2005, we acquired the remaining 45% interest that we did not already own in Yanbian from Huaxing Ginseng when Huaxing Ginseng contributed their minority interest in Yanbian to us as a $529,575 contribution to capital.  The price was determined based upon the net asset value of Yanbian  We received a certificate of approval issued by the Chinese government certifying Yanbian as a Foreign-Owned Enterprise wholly-owned by us.

Jilin Ganzhi Ginseng Products Co. Ltd. (“Ganzhi”) - Producing Ginseng juice sold in cans.

•	On August 24, 2005, China Ginseng acquired a 100% interest in Jinlin Ganzhi Products Co. for $93,364 in cash.

Tonghua Linyuan Grape Planting Co. (“Tonghua”) – Growing grapes and producing wine

•
On March 31, 2008, we completed our acquisition of the assets and assumed the liabilities of Tonghua Linyuan Grape Planting Co. for the issuance of 6,155,000 of our shares of common stock.  The price was determined by arm’s-length negotiations based upon the net asset value of the company.

Jinlin Huamei Beverage Co. Ltd (“Huamei”) - Marketing of all of our products

•	Jinlin Huamei was incorporated by us on October 19, 2005 as a foreign investment company in China.

Our address is 64 Jie Fang Da Road, Ji Yu Building A, Suite 1208, Changchun City, China and our telephone number is 01186-431-5790029.  We do not have a website.

Business

Through Yanbian, our business is the farming, processing, distribution and marketing of Asian and American Ginseng and related byproducts in the following varieties.

•	Fresh Ginseng: For pharmaceutical, health supplement, cosmetic industry and fresh consumption.
•	Dry Ginseng: Dried form. For pharmaceutical and, health supplement consumption.
•	Ginseng Seeds: Selling of ginseng seeds.
•	Ginseng Seedling: Selling of ginseng seedling.

We control through leases 3,750 acres of land approved by the Chinese government for Ginseng growing.

Through Ganzhi, we will produce two types of Ginseng juice sold in cans.

•	Ganzhi Asian Ginseng Beverage
•	Ganzhi American Ginseng Beverage

We have stored fresh ginseng as a raw material in a rented refrigerated warehouse.  We purchased a production factory.  We have recently raised the $425,201 needed to commence production and contemplate commencing production in August 2010.

Through Tonghua, we have been growing grapes and will be producing wine.  We have already grown and crushed the grapes from our vineyards and have the juice in reserve.  We have contracted for the production of the wine.  We have recently raised $169,486 needed to commence production and contemplate commencing production of wine in August 2010.

All of our products will be sold through Huamei.

We generated $1,297,575 in revenues for our fiscal year ended June 30, 2009 and $261,088 in revenues for the nine month period ended March 31, 2010.  All sales for our year ended June 30, 2009 were through the sale of ginseng products of Yanbian.  For the nine months ended March 31, 2010, our sales consisted of $202,510 of ginseng products of Yanbian and $58,578 of grape products of Tonghua.

We maintain a website at www.chinaginsengs.com.  Nothing on the website is part of this filing.

Ginseng Business

Products and their Markets

Our ginseng operations include farming, processing, distribution and marketing of organic Asian and American Ginseng generating revenue from sales of white ginseng, fresh ginseng, ginseng seeds, and ginseng seedlings.  For the fiscal year 2009, the following products constituted the following percentages of our total revenues: Dried Ginseng 15.42%, Fresh Ginseng 20.45%, Seeds 26.23% and Seedlings 37.90%.  We do not anticipate selling fresh ginseng from September 2010 onward.  We anticipate using all our fresh ginseng for the production of our ginseng beverages.

We market and sell direct to various pharmaceutical, health supplement, and cosmetic manufacturers and distributors throughout Asia, although our sales are now all in China.

Distribution Methods

We sell directly to pharmaceutical companies, trading companies and individual wholesalers. Although we have agreements with these entities, they do not specify any minimum quantity to be purchased.  The purchaser has the right to return the product if the quality inspection result is not satisfied. The revenues are booked after the clients have inspected and accepted the shipment. The price is based upon market price and renegotiated each year.

During the fiscal year ended June 30, 2009, the following distributors accounted for the following approximated percentages of sales of our product:

•	Anguoxinglong Herbal Medicine Company	44%
•	Hebei Yuanfa Pharmaceuticle	11%
•	Wong Peng Yu	11%
•	Tong Hua Lin Yuan	8%
•	Liu Jia Ming	6%
•	Wang Jia Hong	5%

During the nine month period ended March 31, 2010, the following distributors accounted for the following approximated percentages of sales of our product:

•	Yisheng Foreign Trading	21%
•	Wang Chun Jiang	20%
•	Xu Hong Yi	18%
•	Heilongjiang Yikangyuan Trading Company	16%
•	Wang Lin Qing	9%
•	Heilongjiang Mulin Forestry Bureau	8%
•	Tian Feng Cheng	8%

Sources and Availability of Raw Materials

Ginseng can only be cultivated under severely limited conditions demanding the almost perfect combination of terrain, altitude, and temperature.  The growth cycle requires 5-6 years and once harvested, the land can not be used again (for ginseng planting) for at least 25-30 years.  Suitable Ginseng farm land is so limited the major challenge of this industry is controlling what land is available and continually developing techniques to increase production per acre.

We control 1,500 hectares (3750 acres) of land resources for ginseng planting.  We have only developed about one-third of our land resources.

Dried Asian white ginseng rose to $30/kilogram in 2009 from $18.42 per kilogram in 2006. Fresh ginseng prices are approximately 10% of the price of dried ginseng because of the weight loss in the drying/production process of dried ginseng.  Based upon management’s knowledge of the industry, we expect prices to continue to rise as production cost and demand both increase.  Upward pressure on price has also been the result of the Chinese Government’s regulatory actions limiting production areas, which have slowed the increases in amounts produced.

In addition to the 3,750 acres of land approved by the Chinese government specifically for ginseng growing and cultivation we control, we also provide Chinese ginseng seeds and continual professional technical support to farmers who own or lease additional plantable ginseng-favorable land.  We then purchase back from these same farmers fresh ginseng.  In fiscal year 2009, we purchased approximately 72.5% of our needs from farmers with the price approximately 90% of current market price for every kilo.  Further, without our consent, the farmer can not sell to other parties.  On average, we paid $3.00 per kg for fresh ginseng to farmers in fiscal year 2009.   With our own land and these agreements with the farmers, we believe we have sufficient supply for anticipated future needs for ginseng products of all of our subsidiaries.  We also believe we can negotiate additional agreements with other farmers in the area if we need additional supply.

Manufacturing and Inventory

Some of our ginseng is sold fresh or stored in refrigerated warehouse.  The remainder is steam and air dried.  We maintain approximately one to six months finished dried product on hand.

We do not sell package medicine or supplements, therefore we are not required to be a Chinese Government Good Manufacturing Practice approved facility for the sale of these products.

Seasonality

Our business is seasonal, with most customers placing orders in the first and fourth quarter in any year as our ginseng is harvested in autumn, after necessary processing procedures, it is be available for sale in winter.

Ginseng Juice Sold in Cans

We intend to sell the following two products:

•	Ganzhi Ginseng Beverage, Approval No. State Food & Drug Administration G20090249

•	Ganzhi American Ginseng Beverage, Approval No. State Food & Drug Administration G20090208

Our products’ main ingredients are juice extracted from fresh ginseng/American ginseng.  The subsidiary ingredients are xylitol, citric acid, steviosides, purified water.  It takes ginseng juice as main material plus natural extracts like xylitol, citric acid and steviosides to modulate original ecological fresh ginseng drinks with shelf-life of 18 months. Using xylitol instead of sugar has lowered calories.  Further, products made with xylitol do not cause such a sour taste.

We anticipate our initial sales will only be in China. Our Ganzhi Ginseng beverage will cost approximately $2.21 per 1600 ml bottle and our fresh American ginseng beverage approximately $2.66 per 1600 ml bottle.

The most important component of ginseng is ginsenoside. Based upon management’s knowledge of the industry, we believe that all competing ginseng drinks are produced by blending after extracting ginsenosides through physical and chemical methods. Based upon management’s knowledge of the industry, we believe this traditional method of production can damage nutritional components of ginseng in that:

•	During the process a lot of chemical alcohols are used, increasing the risk that the contents of alcohol or benzene exceed standard.
•	During the extraction for ginsenosides aminoacids, vitamins, minerals are damaged.
•	The bio-activity of extracted ginsenosides is lowered.
•	On the palate, the extracted ginsenosides lose the natural scent of fresh ginseng.

Unlike the traditional method of making ginseng drinks using extraction of ginsenoside and then blending to form the final beverages, we squeeze out the natural juice from fresh ginseng for immediate use. However, direct squeezing needs fresh ginseng as a raw material bought from market, and preservation of fresh ginseng is very difficult. They rot very soon.  The harvest time concentrates in September and October, a fairly short period. After that, one can only buy dried ginseng from market such as sun-dried ginseng from which we cannot squeeze juice.

We are currently renting a refrigerated warehouse (-20 C degree) to store all fresh ginseng inventory necessary for production of the ginseng beverages.  We currently have inventory to produce our products for three months after we commence production.

We own the production plant.  The plant is certified by the Chinese government as a Good Manufacturing Process facility, which is required for our production of these products.

Distribution Methods

Although we are currently negotiating distribution agreements, as of the date of this filing we do not have any binding agreements with distributors.

Sources and Availability of Raw Materials

We will obtain the ginseng for beverage production from the same sources as for the sale or our fresh and dried ginseng, that is from the land we control directly and under agreements with various farmers.

Seasonality

No seasonality for ginseng beverage

Wine

We intend to sell the following 3 kinds of wines at the following prices:

•	Bingqing ice wine $23.00
•	Pearl in the Snow (Red) $8.50
•	Linyuan Red $4.36

We anticipate that our sales initially will only be in China.

We anticipate that the wine will be produced by a third party from our grapes.  We have an oral agreement with a third party to produce our initial wine at a price of approximately $.15 per bottle.

Distribution Methods

Although we are currently negotiating distribution agreements, as of the date of this filing we do not have any binding agreements with distributors.

Sources and Availability of Raw Materials

We anticipate that our production in the first year will be from our own grapes.  Thereafter, depending upon demand, we may purchase grapes from other suppliers.  We have no contracts, agreements or commitments with any third party suppliers for grapes.

Seasonality

Grapes are harvested in October, but wine has no seasonality.

Marketing Activities

All of our products will be sold by our subsidiary Huamei.  We do not anticipate that we will sell any of our products directly but only through distributors.

Research and Development

We have had no research and development expenses in the past two years.

Intellectual Property

The drink formula for our ginseng beverages is a registered patent approved by the Chinese government.   This patent was issued on January 23, 2008 and expires 20 years after issuance.

We have a GMP Health Food Certificate for Jilin Ganzhi Beverage Company, Approval #077   issued on November 13, 2007  by Jilin Province Health Bureau.  This certification is valid for four years.

The Ganzhi Ginseng Beverage has approval No. SFDA  G20090249 issued by the State Food & Drug Administration on 05/31/2009 which is valid for five years.

The Ganzhi American Ginseng Beverage has approval No. SFDA G20090208 issued by the State Food & Drug Administration on 5/27/2009 which is valid for five years.

Because these products have SFDA approval, they can carry the following logo:

Regulatory Environment

China is transitioning from a planned economy to a market economy. While the Chinese government has pursued economic reforms since its adoption of the open-door policy in 1978, a large portion of the Chinese economy is still operating under five-year plans and annual state plans. Through these plans and other economic measures, such as control on foreign exchange, taxation and restrictions on foreign participation in the domestic market of various industries, the Chinese government exerts considerable direct and indirect influence on the economy. Many of the economic reforms carried out by the Chinese government are unprecedented or experimental, and are expected to be refined and improved. Other political, economic and social factors can also lead to further readjustment of such reforms. This refining and readjustment process may not necessarily have a positive effect on our operations or future business development. Our operating revenues may be reduced by changes in China's economic and social conditions as well as by changes in the policies of the Chinese government, such as changes in laws and regulations (or the official interpretation thereof), measures which may be introduced to control inflation, changes in the interest rate or method of taxation, and the imposition of additional restrictions on currency conversion.

China’s legal system is a civil law system. Unlike the common law system, the civil law system is based on written statutes in which decided legal cases have little value as precedents. In 1979, China began to promulgate a comprehensive system of laws and has since introduced many laws and regulations to provide general guidance on economic and business practices in China and to regulate foreign investment. Progress has been made in the promulgation of laws and regulations dealing with economic matters such as corporate organization and governance, foreign investment, commerce, taxation and trade. The promulgation of new laws, changes of existing laws and the abrogation of local regulations by national laws could have a negative impact on our business and business prospects. In addition, as these laws, regulations and legal requirements are relatively recent, their interpretation and enforcement involve significant uncertainty.

We are subject to many general regulations governing business entities and their behavior in China and in any other jurisdiction in which we have operations. In particular, we are subject to laws and regulations covering food, dietary supplements and pharmaceutical products. Such regulations typically deal with licensing, approvals and permits. Any change in product licensing may make our products more or less available on the market. Such changes may have a positive or negative impact on the sale of our products and may directly impact the associated costs in compliance and our operational and financial viability. Such regulatory environment also covers any existing or potential trade barriers in the form of import tariff and taxes that may make it difficult for us to export our products to certain countries and regions, such as Japan, South Korea and Hong Kong, which would limit our international expansion.

Because we are a wholly foreign owned enterprise, we are subject to the law on foreign investment enterprises in China, and the foreign company provisions of the Company Law of China, which governs the conduct of our wholly owned subsidiary and its officers and directors. Additionally, we are also subject to varying degrees of regulations and permit system by the Chinese government.

There are no regulations that restrict sales of our products externally, and we do not need a certificate for export.  Each foreign country has different standards for importing our products; in the US for example requires FDA approval, which we do not have and thus do not export our products to the US.  The company has no short-term plans to expand its products export to countries outside China.

As noted above, we have all other necessary regulatory approvals to manufacture and sell our products in China.

Compliance with Environmental Law

We comply with the Environmental Protection Law of China and its local regulations. In addition to statutory and regulatory compliance, we actively ensure the environmental sustainability of our operations. Our costs of compliance with applicable environmental laws are minimal, since the manufacturing of our products generates very limited damages, if any, to the environment. Accordingly we had no expenditures for compliance with environmental law in 2009 and do not anticipate incurring any such costs in the future. Penalties would be levied upon us if we fail to adhere to and maintain certain standards. Such failure has not occurred in the past, and we generally do not anticipate that it may occur in the future, but no assurance can be given in this regard.

Competition

Ginseng

The market in China for ginseng is extremely competitive. Based upon management’s knowledge of the industry in China, we believe that there are more than four companies engaged in ginseng production in China.  The significant competition within the ginseng industry for planting land is compounded by the Chinese government’s recent promotion of forestation in state-owned forests.  This has dramatically reduced the woodland available for ginseng planting.

Our major competitors are Changbai Baoquan Mountain, Changbai Ni Li River, Ji An Ginseng and Antler Company & The First Fu Song Ginseng Farm.  We rank in the middle of these competitors, the larger of which in general have greater financial and personnel resources and have achieved greater market penetration than we have.  However, because there are no published statistics concerning our competitors, this is based solely upon management’s experience in the industry.

We believe we compete in this market based upon:

•	Land Resources controlled directly or through arrangements with farmers
•	Ginseng cultivation systems and techniques.
•	Established Distribution Network

Ginseng Drinks

In the market there are about 10 kinds of ginseng drinks, most of them are imports from Korea. The prices of these products list from approximately $1 to $3 per bottle, most of them are sold by region agents without advertisements and promotion, so the sales of ginseng drinks are limited.  There hasn’t been a leading brand of this product appearing in the market yet.

As we have not yet commenced sales of these products, we will be a small competitor in the market.  Some of our competitors have greater financial and personnel resources and all have achieved greater market penetration than we have.

We believe we compete in this market based upon our production methods which all the production of our drinks is from fresh ginseng.

Wine

We will compete with domestic producers of wine as well as importers of wines from other countries. As we have not yet commenced sales of these products, we will be a small competitor in the market.  Some of our competitors have greater financial and personnel resources and all have achieved greater market penetration than we have.

Based upon management’s knowledge of the industry, we believe that more than 100 wineries have opened since 1996 and there is an estimated 500 vineyards across China, which supply almost all of the wines consumed domestically.  For example, Great Wall Winery, one of the leading local brands in China, produces over 50,000 tons of wine each year from its three main production areas in North China.

We believe we compete in this market based upon the fact that our wines are produced from grapes grown in Changbai Mountains which, based upon management’s knowledge of the industry, we believe to be regarded as a favorable growing region.

Employees

We have the following employees, the seasonal field workers of which are part time:

	Total	Chairman	Manager	Admin	Finance	Sales	Factory worker	Seasonal Field Worker

Jinlin Huamei	8	1	1	4	2
Yanbian Huaxing	166		1	2	2	3		158
Jilin Ganzhi	34		1	6	2	5	20
Tong Hua Linyuan	48		1	4	2	3		38
Total	256	1	4	16	8	11	20	196

We consider our relationship with our employees to be excellent.

Item 1A. Risk Factors.

Smaller reporting companies are not required to provide the information required by this item.

Item 2. Financial Information.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes, and the other financial information included in this Form 10.

Our Management’s Discussion and Analysis contains not only statements that are historical facts, but also statements that are forward-looking (within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934). Forward-looking statements are, by their very nature, uncertain and risky. These risks and uncertainties include international, national and local general economic and market conditions; demographic changes; our ability to sustain, manage, or forecast growth; our ability to successfully make and integrate acquisitions; raw material costs and availability; new product development and introduction; existing government regulations and changes in, or the failure to comply with, government regulations; adverse publicity; competition; the loss of significant customers or suppliers; fluctuations and difficulty in forecasting operating results; changes in business strategy or development plans; business disruptions; the ability to attract and retain qualified personnel; the ability to protect technology; and other risks that might be detailed from time to time in our filings with the Securities and Exchange Commission.

Although the forward-looking statements in this Registration Statement reflect the good faith judgment of our management, such statements can only be based on facts and factors currently known by them. Consequently, and because forward-looking statements are inherently subject to risks and uncertainties, the actual results and outcomes may differ materially from the results and outcomes discussed in the forward-looking statements. You are urged to carefully review and consider the various disclosures made by us in this report and in our other reports as we attempt to advise interested parties of the risks and factors that may affect our business, financial condition, and results of operations and prospects.

Critical Accounting Policies and Estimates

The preparation of our financial statements in conformity with accounting principles generally accepted in the United States of America requires our management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. As such, in accordance with the use of accounting principles generally accepted in the United States of America, our actual realized results may differ from management’s initial estimates as reported. A summary of our significant accounting policies are located in the notes to the financial statements which are an integral component of this filing.

Results of Operations

Nine Month Period ended March 31, 2010 Compared to the Nine Month Period ended March 31, 2009

Revenue

Our revenues of $261,088 for the nine months ended March 31, 1010, decreased 79% when compared to revenues for the nine months ended March 31, 2009 of $1,234,727.  The decrease in revenue was due primarily to the following reasons: (1) the winter was colder than the previous year resulting in significantly less seeds and seedlings available for sale and (2) the company delayed harvesting Gensing  in order to preserve the crop to produce Ginseng juice which the company plans to produce commencing August 2010. The Company plans to introduce fresh squeezed ginseng drinks adding a new source of revenue to the company.

Cost of Goods Sold

Our cost of goods sold as a percentage of revenue for the nine months ended March 31, 2010 is 97%, an increase of 18% over the nine months ended March 31, 2008.  The primary reason is the significant reduction in sales and the required maintenance of the ginseng fields requiring ground cover, fertilizer, pesticide treatments, cultivation and pruning costs without any offsetting  revenue.

Selling General and Administration Expenses

Selling, general and administrative expenses were reduced from $162,688 for the nine months ended March 31, 2009 to $47,555 for the nine months ended March 31, 2010, reduction of $115,133 or  70%.  Such reduction is primarily from a reduction in general administrative expenses and reduced provisions for bad debts.

Depreciation and  Amortization

Depreciation and Amortization increased $55,536 during the nine months ended March 31, 2010 compared to $37,083 for the nine months ended March 31, 2009.  An increase of  49%.  A total of $64,251 and $10,693 was capitalized to Inventory for the nine months ended March 31, 2010 and 2009, respectively, a total of $6,582 and $7,946 was capitalized to Ginseng Crops for the nine months ended March 31, 2010 and 2009, respectively,  and $21,786 and $18,444 was charged to administrative operations.  The principal reasons for the increase is the full years amortization of the biological grape vines resulting from the acquisition of Tonghua Linyuan Grape Planting Co. Limited acquisition.

Interest Expense

Interest expense decreased $12,117 for the nine months ended March 31, 2010 compared to $27,478 for the nine months ended March 31, 2009. The decrease represents a decrease of 44%.  The primary reason is the normal accrual of interest in 2009 coupled with a payment not previously accrued in 2008.

Income Tax Expense

Income tax expense for the nine months ended march 31, 2010 was $19,247, a decrease of $15,965 from the tax expense of $35,212 for the nine months ended March 31, 2009.  The decrease is the direct result of the reduction in revenue.

Net Income (Loss)

Net Loss for the nine months ended March 31, 2010 was $96,551, an increase of $210,620 compared to a net profit for the nine months ended March 31, 2009.  The increase in the loss is attributable directly to the reduction in revenues as previously discussed coupled with the ongoing required fixed costs which need to be maintained.

Year ended June 30, 2009 Compared to the Year ended June 30, 2008

Revenue

Our revenues of $1,297,575 for the year ended June 30, 2009 increased 559% when compared to revenues for the year ended June 30, 2008 of $196,980.  The increase was primarily due to the $732,695 increase of Ginseng sales and the $367,900 revenue from seeds and seedlings.  We did not harvest our Ginseng crop in 2008 due to a management decision to preserve Ginseng raw materials for our future Ginseng beverage production.  In 2009, we outsourced some Ginseng and the percentage of revenue from ginseng sales for 2009 was 72.5% from outsourcing Ginseng and 27.5% from self produced Ginseng..

Cost of Goods Sold

Our cost of goods sold increased from $232,609 for the year ended June 30, 2008 to $836,216 for the year ended June 30, 2009, an increase of 259%.  The increase is due primarily to the labor cost associated with Ginseng harvesting and processing.  As a percentage of revenue, cost of goods sold decreased to 64% for the year ended June 30, 2009 from 118% for the year ended June 30, 2008 as a result of increase sales volume.  Cost of goods sold, includes among other costs,  annual maintenance, fertilizer, pesticides, plant sheds, irrigation, transportation and non capitalized labor.  Such costs are incurred irrespective of the size of the harvest.  Thus the cost of sales percentage was much better in 2009 compared to 2008.

Selling, General and Administrative Costs

Selling, general and administrative expenses were reduced from $364,826 for the year ended June 30, 2008 to $303,378 for the year ended June 30, 2009, a decrease of 17%.  The principal reason for the decrease was due to reduced provisions for bad debts in 2009.

Depreciation and Amortization

Depreciation and Amortization increased $168,830 during the year ended June 30, 2009 compared to $55,192 for the year ended June 30, 2008.  An increase of 155%.  A total of $104,001 was capitalized to Inventory for the year ended June 30, 2009, while no depreciation was capitalized to Inventory during the year ended June 30, 2008.  A total of $11,661 and $14,989 was capitalized to Ginseng Crops for the year ended June 30, 2009 and 2008, respectively,  and $25,404 and $40,203 was charged to administrative operations.  The principal reasons for the increase is the full years amortization of the biological grape vines resulting from the acquisition of Tonghua Linyuan Grape Planting Co. Limited acquisition and the purchase of office and farm equipment and a reallocation of assets between office and production.

Income Taxes

We are subject to income tax laws of the US, while our subsidiaries are subject to the income th laws of China.  Various subsidiaries in China receive different income tax incentives because of the Chinese tax laws.  The income tax expense for the year ended was $46,868 compared to zero of the previous year.  In 2008, the Chinese subsidiaries operated at a loss while in 2009, one of the subsidiaries had a profit which was taxed at the statutory rate of 25%.

Net Income (loss)

We achieved net income of $61,076 for the year ended June 30, 2009 after experiencing a loss of $451,353 for the year ended June 30, 2008.  The net income was primarily due to a substantial increase in revenue and a more effective cost of sales ratio.

Commitments and Contingencies

The Company has employment contracts with key individuals including the President of the Company. The total commitment per year is approximately $36,200 in 2009.

The Chinese government owns all the land in China.  Currently, the Company has grants from the Chinese government for approximately 1,500 hectors of land (3,705 acres) to grow Ginseng.  These grants are for twenty years.  There is no assurance that the Chinese government will continue to renew these grants in the future.

The Company is obligated to pay back loans $292,942 to Ji’An Qingshi Credit Cooperatives ( the debt carried from Tonghua Linyuan).  The loan was due for repayment on January 1, 2004.  The Company is currently in default on the loan and the lender has verbally agreed not to call the loan.  Interest is being paid currently.

Foreign Currency Translation

The Company has determined the People's Republic of China Chinese Renminbi to be its functional currency. Assets and liabilities were translated to U.S. dollars at the period-end exchange rate.  Statement of operations amounts were translated using the average rate during the period.  Gains and losses resulting from translating foreign currency financial statements are accumulated in other comprehensive income (loss) a separate component of stockholders’ equity.

Liquidity and Capital Resources

Liquidity is the ability of a company to generate funds to support its current and future operations, satisfy its obligations and otherwise operate on an ongoing basis.  We usually finance our operation and capital expenditures through loans from related parties, including officers, directors and other shareholders of the Company. Our current activities are related to developing the new business: Ginseng juice and wine producing in August 2010.

As of June 30, 2009, and as of March 31, 2010, we had negative working capital $1,041,681 and $962,649, respectively, which consisted primarily of inventory, Ginseng corps, current portion and accounts receivable, offset primarily by notes payable, loan payable to financial institute and accounts payable.

As of June 30, 2009, and as of March 31, 2010, there was no change in our loan payments since the loans remained constant.

As of March 31, 2010, and as of June 30, 2009, we had notes payables of approximately $1,131,959 and $1,191,199 to related parties, respectively. These amounts are mainly due to the working capital demands of the business and are interest free.

At March 31, 2010 we had no material commitments for capital expenditures other than for those expenditures incurred in the ordinary course of business. We do expect to start our beverage production in August 2010. Currently, we have budgeted $2.5 million for the beverage and wine business. We intend to pursue additional debt and equity financing which could be secured by our property and equipment to meet the capital requirement.

Discussion of Cash Flow

 Cash flows results for the ninth month ended March 31, 2010 and the fiscal year ended June 30, 2009, are summarized as follows:

	For the nine month ended	for the years ended
	March 31, 2010	June 30, 2009
Net cash provided by operating activities	$(460,913)	$(159,144)
Net cash used in investing activities	$(290)	$(542)
Net cash provided by financing activities	$456,015	$156,584

Operating activities

Cash flows provided by operating activities during the nine months ended March 31, 2010 amounted to ($460,913), which consists of our net loss of ($96,551), offset by non cash adjustments of $21,786 and changes in operating assets and liabilities due to expanded operating activities, including decrease  in accounts receivables in the amount of $71,783,  decrease in inventory in the amount of $119,184, increase in due from related parties in the amount of $27,904; decrease in accounts payable in amount of $635,856, as well as an increase in tax payable of $18,735 and increase in accrued expense of $67,910. Cash flows provided by operating activities in the twelve months ended June 30, 2009 amounted to ($49,115), which consist of our net income of $61,076 non cash adjustments of $25,404 and offset by net changes in operating assets and liabilities, primarily including increasing of accounts receivable in the amount of $198,176, inventory in the amount of $259,933; increase accounts payable in the amount of $228,706 and increase in accrued expenses in the amount of $63,981, increase in taxes payable of $42,419.

Investing activities

Our cash flows used in investing activities amounted to ($290) in the nine months ended March 31, 2010 and cash flows used in investing activities amounted to $(542) in the twelve months ended June30, 2009.

Financing activities

Our cash flows provided by financing activities amounted to $456,015 in the nine months ended March 31, 2010, which consist of proceeds from loans payable to related parties in the amount of $456,015, which increased by $288,338 or 172% compared to the same period in 2009. Cash flows provided by financing activities amounted to $46,555 in the twelve months ended June 30, 2009, which also only consists of proceeds from loans payable to related parties of $46,555.  Cash flows provided by financing activities decreased by $200,534 or 81% compared to the same period in 2008.  The Company relied on related party financing to offset reduced sales from inventory to fund operations and working capital needs.

Seasonality

Sales occur mostly between October and March each year. Sales between April and September are usually significantly lower.

Accounting Policies

Use of Estimates

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

Ginseng Crops

The Company uses the full absorption costing method to value its Ginseng crops.  Included in crop costs are seeds, labor, applicable overhead including depreciation, and supplies. Common costs are allocated in each period based upon the total number of hectors under cultivation during the period.

The carrying value of the Ginseng crops is reviewed on a regular basis for any impairment in value using management’s best estimate as to expected future market values, yields and costs to harvest.  Costs accumulated on the acres expected to be harvested during the next fiscal year have been classified as a current asset.

Revenue Recognition

The Company’s primary source of revenue has been from the sale of fresh and dried Ginseng and, during the nine months ended March 31, 2010, one bulk sale from the grape harvest.  Currently, the Company is processing the Ginseng and grape harvest and storing the stock for future juice production which it plans to commence in August 2010.  Ginseng is planted in the Spring (March) and Fall (September) of each year and is generally harvested in September.  It usually takes 6 years for a Ginseng root to mature, although, senior maturity can be 8 years.

Harvested Ginseng can be sold in two ways: (1) fresh Ginseng which can be sold immediately and stored in refrigerators for up to 3 years and (2) dried Ginseng which is processed and dried via sunlight and steam machines. Drying is a two month process.  Dried Ginseng can be stored up to 5 years. The Company has focused on selling dried Ginseng as it is more profitable than selling fresh Ginseng. The Company has also been reserving fresh Ginseng for future juice manufacturing.

The Company usually receives orders prior to harvest.  For major customers, 20% to 30% is paid upon delivery as payment in advance.  The balance is paid after the customer incurs a lengthy inspection process.  Until the customer finalizes its inspection and deems the shipment appropriate, the shipment is still the property of the Company.  Upon customer approval of the Ginseng shipment, the balance of the invoice price is wired to the Company and the revenue is recognized. For smaller sales, the customers pick up the Ginseng from the Company, pay in cash at pick-up time and receive an invoice with appropriate sales tax applied and a cash acknowledgement. On these orders, revenue is recognized upon  shipment/payment.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable consist principally of trade receivables, which are recorded at the invoiced amounts.  The allowance for doubtful accounts represents management’s estimate of the amount of probable credit losses, determined by reviewing past due balances and other information.  Account balances are written off against the allowance when management determines the receivable is uncollectible.

Vineyard Development Costs

Vineyard development costs consist primarily of the costs of the vines and expenditures related to labor and materials to prepare the land and construct vine trellises. The costs are capitalized within Property and Equipment until the vineyard becomes commercially productive, at which time annual amortization is recognized using the straight-line method over the estimated economic useful life of the vineyard, which is estimated to be 40 years.  All of the company’s vineyards are commercially productive.

Amortization of vineyard development costs are included in capitalized crop costs that in turn are included in inventory costs and ultimately become a component of cost of goods sold.

Stock Based Compensation

The Company accounts for stock issued for services in accordance with Topic ASC 718 Compensation-Stock Compensation (formerly SFAS No. 123R “Share Based Payments”).  Under this topic, the Black- Scholes pricing model is used to estimate the fair value of options and warrants issued.  All transactions in which goods or services are the consideration received for the issuance of equity instruments are accounted for based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more reliably measurable.  Equity instruments issued to employees and the cost of the services received as consideration are measured and recognized based upon the fair value of the equity instruments issued.

Item 3. Properties.

Our principal executive offices are located at 64 Jie Fang Da Road, Ji Yu Building A, Suite 1208, Changchun City, China 130022. The corporate headquarters occupy approximately 1,721 square feet and is on a one year lease.  The lease expires November 25, 2010.  Rent is $5,562 a year.

We own free and clear the office building located in the city of Yanbian, which is approximately 4,519 square feet, and it is used for office/administrative purposes.
We also own free and clear in the City of Yanbian, China our processing center, which is consisted of 7,090 square feet of space; warehouse space of 1366 square feet; and seasonal worker dormitory of 688 square feet.  In the City of Yanbian, we also own the right to use the parcel of land (129,120 square feet approximately) where these facilities are located.  The land use right is for 30 years commencing November 2002 and there  is no rent required due to the preferential policies

We rent refrigerated warehouse space on an as needed basis.  We pay approximately $.27 per cubic meter per day.

We rent approximately 1,507 square feet of office space for Tonghua from January 2007 to January 2022 for a monthly rent of approximately $148.

We have approval for Ermu Forestry’s approximately 2000 acres land from Ermu County Government, Tunhua City under a 20 year grant from the government which commenced June 15, 2000.  We have a land lease agreement between Heilongjiang Province Muling Forestry Bureau and Huaxing Ginseng Industry Co for providing 1,750 acres acres of forest to grow ginseng under a 20 year grant from the government which commenced on Jan 8, 2005. Our annual aggregate lease payments are approximately $91,500.

We do not intend to renovate, improve, or develop properties, except as set forth above.  We do not carry property or crop insurance on our land.

We have no policy with respect to investments in real estate or interests in real estate and no policy with respect to investments in real estate mortgages.  Further, we have no policy with respect to investments in securities of or interests in persons primarily engaged in real estate activities.

Item 4. Security Ownership of Certain Beneficial Owners and Management.

The following tables set forth the ownership of our common stock by each person known by us to be the beneficial owner of more than 5% of our outstanding voting securities, our directors, our executive officers, and our executive officers and directors as a group.  To the best of our knowledge, the persons named have sole voting and investment power with respect to such shares, except as otherwise noted.  There are not any pending or anticipated arrangements that may cause a change in control.

The information presented below regarding beneficial ownership of our voting securities has been presented in accordance with the rules of the Securities and Exchange Commission and is not necessarily indicative of ownership for any other purpose. Under these rules, a person is deemed to be a "beneficial owner" of a security if that person has or shares the power to vote or direct the voting of the security or the power to dispose or direct the disposition of the security. A person is deemed to own beneficially any security as to which such person has the right to acquire sole or shared voting or investment power within 60 days through the conversion or exercise of any convertible security, warrant, option or other right. More than one person may be deemed to be a beneficial owner of the same securities. The percentage of beneficial ownership by any person as of a particular date is calculated by dividing the number of shares beneficially owned by such person, which includes the number of shares as to which such person has the right to acquire voting or investment power within 60 days, by the sum of the number of shares outstanding as of such date plus the number of shares as to which such person has the right to acquire voting or investment power within 60 days. Consequently, the denominator used for calculating such percentage may be different for each beneficial owner. Except as otherwise indicated below and under applicable community property laws, we believe that the beneficial owners of our common stock listed below have sole voting and investment power with respect to the shares shown.

Name and Address	Number of Shares of Common Stock	Percentage

Liu Jing 21 Minqing Street, Daoli District, Har’erbin, China	2,220,839	6.45%
Wang Shuchun [1] No1, Building 6 Sun Village Century Living, West 3 Blvd. Kuancheng District Changchun City, China	2,513,749	7.30%
Wang Lianhua [1] No1, Building 6 Sun Village Century Living, West 3 Blvd. Kuancheng District Changchun City, China	2,513,749	7.30%
Ouyang, Qing 19-5-402 Tiantongyuanxisanqu Changping District Beijing, China	500,000	1.45%

Sun, Hui 4 Yuhuangwei Longquan Street Dongchang District Tonghua, Jilin, China	150,000	.44%
Zhang, Yingdong 703 Dongfeng St, Luyuan District, Changchun City, Jilin	30,000	.09%
Zhang, Yuxiang 20-1-8 Yishou Rd Meihekou, Jilin China	35,000	0.1%
Liu Changzhen No 23-6 Hongqi Street, Zhaoyang District, Changchun City, China	550,000	1.60%
Ren Ying Zhizhong Road, Nanguan District, Changchun City, Jilin, China	0	0
Cai Xiaohua 2605A Time Int’l Bldg 6 Shuguangxili Zhaoyang Dist, Beijing China	50,000	0.14%
Song, Jiankun 502, 3-1- Wenhuiyuan Honglianancun Haiding District Beijing China	550,000	1.60%
All officers and directors as a group [8 persons]	1,865,000	5.42%

[1] Owned 1,963,749 in the name of Lianhua Wang and 550,000 shares in the name of Shuchun Wang, husband and wife.

This table is based upon information derived from our stock records. Applicable percentages are based upon 34,397,297 shares of common stock outstanding as of August 1, 2010.

Item 5. Directors and Executive Officers.

The board of directors elects our executive officers annually.  A majority vote of the directors who are in office is required to fill vacancies.  Each director shall be elected for the term of one year, and until his successor is elected and qualified, or until his earlier resignation or removal. Our directors and executive officers are as follows:

Name	Age	Position
Liu Changzhen	56	Chairman of the Board
Zhang Yindong	43	President
Ren Ying	50	Chief Financial Officer
Cai Xiaohua	32	Chief Marketing Officer
Zhang Yuxiang	63	General Manager of Jilin Province Ganzhi Ginseng Products Co., Ltd.; Director
Sun Hui	51	Director
Ouyang Quing	43	Director
Song Jiankun	47	Director

Liu, Changzhen joined us as Chairman of the Board upon our formation in June 2004.  From August 1995 until joining us, he was Chairman and General Manager of Ginseng Group in Jilin Province, China.  As founder, he contributes to the Board his knowledge of the company and a deep understanding of all aspects of our business, products and markets, as well substantial experience developing corporate strategy, assessing emerging industry trends, and business operations.

Zhang Yindong joined us as President in February 2009.  From December 2004 to January 2009, he was Chief Operating Officer/Deputy General Manager of Germany Stabilus Co., Ltd, an auto parts manufacturing company.

Ren, Ying joined us as CFO in September 2005. From March 2001 to August 2005, she was CFO of Guofu Group Inc., a manufacturer and exporter of auto parts. In June 1980, she received a Bachelor Degree from Taxation (Revenue) College.

Cai Xiaohua joined us as Chief Marketing Officer in February 2008.  From February 2004 to December 2005, he was Sales Director of AstraZeneca Pharmaceuticals.  From January 2006 to March 2007, he was Sales Manager of Shanghai Pharmaceutical Group.  From April 2007 to January 2008, he was Sales Manager of Gaitianly Pharmaceutical Corporation  In 1965, he received an MBA fro Maastricht Management College in the Netherlands

Zhang Yuxiang  joined us as General Manager of Jilin Ganzhi Ginseng Products Co., Ltd and Director in September 2005.  From March 2002 until our acquisition of Jilin Ganzhi, he was Chairman and General manager of Jilin Ganzhi.  He contributes to the Board his knowledge of the company and a deep understanding of the Jilin Ganzhi aspects of our business, products and markets, as well substantial experience developing corporate strategy, assessing emerging industry trends, and business operations.

Sun Hui joined us General Manager of Tonghua Linyuan Grape Planting Co., Ltd and Director.  From June 1998 until our acquisition of Tonghua Linyuan, he was General Manager of Tonghua Linyuan.  He contributes to the Board his knowledge of the company and a deep understanding of the Tonghua Linyuan aspects of our business, products and markets, as well substantial experience developing corporate strategy, assessing emerging industry trends, and business operations.

Ouyang Qing joined us as Director upon formation.  Since June 2005, she has been Chairman of the Board of Zhoanghui Daoming Investment and Management Co., Ltd.  From February 2002 to May 2005, she was director and deputy general manager at International Settlements Department of Head Office of CITIC Bank and International Finance Holding Investment Department of CITIC.  She brings to the Board extensive experience in assets management and financial and investment affairs.

Song Jiankun joined us as Director upon formation in November 2005.  From December 2007 to date, he has been Chief Strategist at the China Ministry of Information Industry Research Institute.  From May 2005 to December 2007, he was a Researcher at China Development Strategy Studies Center.  From September 2001 to April 2005, he was in the PhD program in Management at Beijing Jialtong University and received his degree in April 2005.  He brings to the Board substantial educational experience as well as experience in business strategy and research.

Directors serve for a one-year term.  Our bylaws currently provide for a board of directors comprised of a minimum of one director.

Board Committees

We currently have no compensation committee or other board committee performing equivalent functions. Currently, all members of our board of directors participate in discussions concerning executive officer compensation.

Family Relationships

There are no family relationships among our officers or directors.

Legal Matters

No officer, director, or persons nominated for such positions, promoter or significant employee has been involved in the last ten years in any of the following:

•	Any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time,

•	Any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses),

•
Being subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities,

•
Being found by a court of competent jurisdiction (in a civil action), the Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated.

•
Having any government agency, administrative agency, or administrative court impose an administrative finding, order, decree, or sanction against them as a result of their involvement in any type of business, securities, or banking activity.

•	Being the subject of a pending administrative proceeding related to their involvement in any type of business, securities, or banking activity.

•	Having any administrative proceeding been threatened against you related to their involvement in any type of business, securities, or banking activity.

Corporate Governance

Our Board of Directors has five directors and has not established Audit, Compensation, and Nominating or Governance Committees as standing committees. The Board does not have an executive committee or any committees performing a similar function. We are not currently listed on a national securities exchange or in an inter-dealer quotation system that has requirements that a majority of the board of directors be independent. The Board has determined that the two members of the Board are independent.

Item 6. Executive Compensation.

Summary Compensation Table

The table below summarizes all compensation awarded to, earned by, or paid to our Principal Executive Officer, our two most highly compensated executive officers other than our PEO who occupied such position at the end of our latest fiscal year and up to two additional executive officers who would have been included in the table below except for the fact that they were not executive officers at the end of our latest fiscal year, by us, or by any third party where the purpose of a transaction was to furnish compensation, for all services rendered in all capacities to us for the latest two fiscal years ended June 30, 2009 and 2008.

 SUMMARY COMPENSATION TABLE

Name and Principal Position (a)	Year (b)	Salary ($) (c)	Bonus ($) (d)	Stock Awards ($) (e)	Option Awards ($) (f)	NonEquity Incentive Plan Compensation ($) (g)	Nonqualified Deferred Compensation Earnings ($) (h)	All Other Compensation ($) (i)	Total ($) (j)
Liu Changzhen, Chairman of the Board	2009	8,782							8,782
	2008	8,782							8,782
Zhang Yindong, President	2009	13,173							13173
	2008	0							0
Ying Ren, CFO	2009	4,566							4,566
	2008	4,566							4,566
Cai Xiaohua, Chief Marketing Officer	2009	17,564							17,564
	2008	16,100							16,100

Summary Equity Awards Table

The following table sets forth certain information for our executive officers concerning unexercised options, stock that has not vested, and equity incentive plan awards as of June 30, 2009.

 OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END JUNE 30, 2009

Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number Of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Liu Changzhen, Chairman of the Board	0	0	0	0	0	0	0	0	0
Zhang Yindong, President	0	0	0	0	0	0	0	0	0
Ying Ren, CFO	0	0	0	0	0	0	0	0	0
Cai Xiaohua, Chief Marketing Officer	0	0	0	0	0	0	0	0	0

Narrative disclosure to summary compensation and option tables

We have the following employment contracts:

Liu, Changzhen

•	Contract Period: January 1, 2008 to January 1, 2011

•	Job Description: Chairman of the Board
•	Remuneration: $1,463.70 a month

Zhang, Yindong

•	Contract Period: March 20, 2009 to March 20, 2012
•	Job Description: President
•	Remuneration: $1,463.70 a month

Ren, Ying

•	Contract Period: January 1, 2008 to January 1, 2011
•	Job Description: Chief Financial Officer
•	Remuneration: $380.56 a month

Cai, Xiaohua

•	Contract Period: February 1, 2008 to February 1, 2011
•	Job Description: CMO (Chief Marketing Officer)
•	Remuneration: $1,463.70 a month

At no time during the last fiscal year with respect to any person listed in the Table above was there:

•
any outstanding option or other equity-based award repriced or otherwise materially modified (such as by extension of exercise periods, the change of vesting or forfeiture conditions, the change or elimination of applicable performance criteria, or the change of the bases upon which returns are determined;

•	any waiver or modification of any specified performance target, goal or condition to payout with respect to any amount included in non-stock incentive plan compensation or payouts;

any option or equity grant;

•	any non-equity incentive plan award made to a named executive officer;
•	any nonqualified deferred compensation plans including nonqualified defined contribution plans; or
•	any payment for any item to be included under All Other Compensation (column (i)) in the Summary Compensation Table.

Board of Directors

Director Compensation

Name	Fees earned or paid in cash$/Month	Stock awards	Option awards($)	Non-equity incentive plan compensation($)	Nonqualified deferred compensation earnings($)	All other compensation	Total($)
Liu, Changzheng	0	0	0	0	0	0	0

Zhang, YuXiang

Ouyang Qing

Song, Jiankun

Sun, Hui

We have no compensation arrangements (such as fees for retainer, committee service, service as chairman of the board or a committee, and meeting attendance) with directors.

Item 7. Certain Relationships and Related Transactions, and Director Independence.

The Company has been financing its operations from loans from individuals, principally residents of China, who are deemed to be related parties because of their ownership interest in the Company (shareholders).  The individuals have loaned the Company funds which are interest free, have no specific repayment date, and are unsecured.  The funds received are evidenced by a receipt of cash acknowledgments.  At March 31, 2010, June 30, 2009 and June 30, 2008 the funds were borrowed to fund the current operations of the Company.  The related party balance is $1,131,959, $1,191,199 and $1,145,044, respectively.

The Company had receivables from related parties at March 31, 2010 and June 30, 2009 in the amounts of $40,778 and $12,874, respectively.  These amounts represent advances for travel and other related activities.  The amounts advanced by individual are as follows:

Individual	March 31, 2010	June 30, 2009
Chu Ming Kun	$15,664	$9,059
Melissa Chen	-	2,567
Liu Changzheng	10,048	-
Cheng Yuk Chang	6,454	-
Others under $2,000	8,612	1,248
	$40,778	$12,874

Director Independence

Our board of directors has determined that we have two board members that qualify as “independent” as the term is used in Item 7(d)(3)(iv)(B) of Schedule 14A under the Securities Exchange Act of 1934, as amended, and as defined by Rule 4200(a)(15) of the NASDAQ Marketplace Rules.

Item 8. Legal Proceedings.

There are no pending or threatened lawsuits against us.

Item 9. Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters.

Market Information

We received the symbol CSNG for trading our securities on the Pink Sheets on 12/21/05.  The last trade was $1.39 on 03/09/2007.  There has been no subsequent trading activity.

Options, Warrants, Convertible Securities

We have the following warrants outstanding:  Warrants to acquire 740,282 shares of our common stock at a price of $.39 per share, exercisable for up to five years from September 1, 2005.

Our shares will be "penny stocks", as that term is generally defined in the Securities Exchange Act of 1934 to mean equity securities with a price of less than $5.00.  Thus, our shares will be subject to rules that impose sales practice and disclosure requirements on broker-dealers who engage in certain transactions involving a penny stock.

Under the penny stock regulations, a broker-dealer selling a penny stock to anyone other than an established customer must make a special suitability determination regarding the purchaser and must receive the purchaser's written consent to the transaction prior to the sale, unless the broker-dealer is otherwise exempt.

In addition, under the penny stock regulations, the broker-dealer is required to:

•
Deliver, prior to any transaction involving a penny stock, a disclosure schedule prepared by the Securities and Exchange Commission relating to the penny stock market, unless the broker-dealer or the transaction is otherwise exempt;

•	Disclose commissions payable to the broker-dealer and our registered representatives and current bid and offer quotations for the securities;

•
Send monthly statements disclosing recent price information pertaining to the penny stock held in a customer's account, the account's value, and information regarding the limited market in penny stocks; and

•
Make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction, prior to conducting any penny stock transaction in the customer's account.

Because of these regulations, broker-dealers may encounter difficulties in their attempt to sell shares of our Common Stock, which may affect the ability of selling shareholders or other holders to sell their shares in the secondary market, and have the effect of reducing the level of trading activity in the secondary market.  These additional sales practice and disclosure requirements could impede the sale of our securities, if our securities become publicly traded.  In addition, the liquidity for our securities may be decreased, with a corresponding decrease in the price of our securities.  Our shares in all probability will be subject to such penny stock rules and our shareholders will, in all likelihood, find it difficult to sell their securities.

OTC Bulletin Board Qualification for Quotation

To have our shares of Common Stock on the OTC Bulletin Board, a market maker must file an application on our behalf in order to make a market for our Common Stock.  We have engaged in preliminary discussions with a FINRA Market Maker to file our application on Form 211 with FINRA, but as of the date of this Prospectus, no filing has been made.  Based upon our counsel's prior experience, we anticipate that after this registration statement is declared effective, it will take approximately 2 - 8 weeks for FINRA to issue a trading symbol and allow sales of our Common Stock under Rule 144.

Sales of Our Common Stock Under Rule 144.

There are 27,797,709 shares of our common stock held by non-affiliates and 6,599,588 shares held by affiliates Rule 144 of the Securities Act of 1933 defines as restricted securities.

25,418,959 of our shares held by non-affiliates are currently eligible for resale, however the remaining 2,378,750 shares held by non-affiliates and all shares held by affiliates will still be subject to the resale restrictions of Rule 144.  In general, persons holding restricted securities, including affiliates, must hold their shares for a period of at least six months, may not sell more than one percent of the total issued and outstanding shares in any 90-day period, and must resell the shares in an unsolicited brokerage transaction at the market price.  The availability for sale of substantial amounts of common stock under Rule 144 could reduce prevailing market prices for our securities.

Holders

As of the date of this filing, we had 186 holders of record of our common stock.

Dividends

We have not declared any cash dividends on our common stock since our inception and do not anticipate paying such dividends in the foreseeable future.  We plan to retain any future earnings for use in our business.  Any decisions as to future payments of dividends will depend on our earnings and financial position and such other facts, as the board of directors deems relevant.

Reports to Shareholders

As a result of this filing, as required under Section 12(g) of the Securities Exchange Act of 1934, we will be required to file quarterly and annual reports with the SEC and will also be subject to the proxy rules of the SEC. In addition, our officers, directors and 10% stockholders will be required to submit reports to the SEC on their stock ownership and stock trading activity.

Where You Can Find Additional Information

We have filed with the Securities and Exchange Commission a registration statement on Form 10.  For further information about us and the shares of common stock to be sold in the offering, please refer to the registration statement and the exhibits and schedules thereto. The registration statement and exhibits may be inspected, without charge, and copies may be obtained at prescribed rates, at the SEC's Public Reference Room at 100 F St., Nashington, D.C. 20549.  The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.  The registration statement and other information filed with the SEC are also available at the web site maintained by the SEC at http://www.sec.gov.

Item 10. Recent Sales of Unregistered Securities.

On March 31, 2008, the Company issued 6,155,000 shares of its common stock to 159 non-U.S. citizens or residents to acquire Tonghua Linyuan Grape Planting Co., Limited.  The shares were valued at $0.22 per share aggregating $1,331,491.

The Company has a private placement under Regulation S to non-U.S. citizens or residents whereby the Company is trying to sell 10,000,000 shares of its common stock at $0.25 per share. To date, the Company has sold approximately 2,378,750 shares to 76  non-U.S. citizens or residents at $0.25 per share aggregating $594,687.

Item 11. Description of Registrant’s Securities to be Registered.

The following description as a summary of the material terms of the provisions of our Articles of Incorporation and Bylaws.  The Articles of Incorporation and Bylaws have been filed as exhibits to the filing.

Common Stock

We are authorized to issue 50,000,000 shares of common stock with $0.001 par value per share. As of the date of this registration statement, there were 34,397,297 shares of common stock issued and outstanding held by 186 shareholders of record.

Each share of common stock entitles the holder to one vote, either in person or by proxy, at meetings of shareholders. The holders are not permitted to vote their shares cumulatively. Accordingly, the shareholders of our common stock who hold, in the aggregate, more than fifty percent of the total voting rights can elect all of our directors and, in such event, the holders of the remaining minority shares will not be able to elect any of the such directors. The vote of the holders of a majority of the issued and outstanding shares of common stock entitled to vote thereon is sufficient to authorize, affirm, ratify or consent to such act or action, except as otherwise provided by law.  Our directors are elected by a plurality vote as specified in Section 7 of our By-laws.

Holders of common stock are entitled to receive ratably such dividends, if any, as may be declared by the board of directors out of funds legally available. We have not paid any dividends since our inception, and we presently anticipate that all earnings, if any, will be retained for development of our business. Any future disposition of dividends will be at the discretion of our Board of Directors and will depend upon, among other things, our future earnings, operating and financial condition, capital requirements, and other factors.

Holders of our common stock have no preemptive rights or other subscription rights, conversion rights, redemption or sinking fund provisions. Upon our liquidation, dissolution or winding up, the holders of our common stock will be entitled to share ratably in the net assets legally available for distribution to shareholders after the payment of all of our debts and other liabilities. There are not any provisions in our Articles of Incorporation or our by-laws that would prevent or delay change in our control.

Item 12. Indemnification of Directors and Officers.

Our Bylaws provide, in pertinent part, that the corporation shall, to the maximum extent permitted by the Nevada General Corporation Law, indemnify each of its agents against expenses, judgments, fines, settlements and other amounts actually and reasonably incurred in connection with any proceeding arising by reason of the fact any such person is or was an agent of the corporation.  For purposes of this Section, an “agent” of the corporation includes any person who is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, or was a director, officer, employee, or agent of a corporation which was a predecessor corporation of the corporation or of another enterprise at the request of such predecessor corporation.

Under Nevada law, the determination of the rights of such indemnification and the amount thereof may be made, at the option of the person to be indemnified, by (1) order of the Court or administrative body or agency having jurisdiction over the matter for which indemnification is being sought; (2) resolution adopted by a majority of a quorum of our disinterested directors; (3) if there is no such quorum, resolution adopted by a majority of the committee of stockholders and disinterested directors of the Company; (4) resolution adopted by a majority of the quorum of directors entitled to vote at any meeting; or (5) Order of any Court having jurisdiction over the Company.  Such right of indemnification is not exclusive of any other right which such director or officer may have, and without limiting the generality of such statement, they are entitled to their respective rights of indemnification under any bylaws, agreement, vote of stockholders, provision of law, or otherwise in addition to their rights under our Bylaws.
With regard to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person of the Corporation in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by a controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by us is against public policy as expressed in the Securities Act of 1933, as amended, and will be governed by the final adjudication of such case.

Item 13. Financial Statements and Supplementary Data.

Contents

Report of Independent Registered Public Accounting Firm	Page	F-1

Consolidated Balance Sheets as of March 31, 2010 (Unaudited) and June 30, 2009 and 2008		F-2

Consolidated Statements of Operations for the Nine Months Ended March 31, 2010 and 2009 (Unaudited) and the Years Ended June 30, 2009 and 2008		F-3

Consolidated Statements of Cash Flows for the Nine Months Ended March 31, 2010 and 2009 (Unaudited) and the Years Ended June 30, 2009 and 2008		F-4

Consolidated Statements of Stockholders’ Equity and Comprehensive Income (Loss) for Years Ended June 30, 2009 and 2008 and for the Nine Months Ended March 31, 2010 (Unaudited)		F-6

Notes to Consolidated Financial Statements		F-7

MEYLER & COMPANY, LLC
CERTIFIED PUBLIC ACCOUNTANTS
ONE ARIN PARK
1715 HIGHWAY 35
MIDDLETOWN, NJ 07748

Report of Independent Registered Public Accounting Firm

To the Board of Directors
China Ginseng Holdings, Inc. and Subsidiaries
Changchun City, China

We have audited the accompanying consolidated balance sheets of China Ginseng Holdings, Inc. and Subsidiaries as of June 30, 2009 and 2008 and the related consolidated statements of operations, stockholders’ equity and comprehensive income (loss), and cash flows for each of the years in the two-year period ended June 30, 2009.  China Ginseng Holdings, Inc. and Subsidiaries management is responsible for these consolidated financial statements.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of China Ginseng Holdings, Inc. and Subsidiaries as of June 30, 2009 and 2008, and the results of its operations and its cash flows for each of the years in the two-year period ended June 30, 2009 in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern.  As discussed in Note A to the consolidated financial statements, the Company has incurred an accumulated deficit of $661,796 since inception, has negative working capital of $1,041,681 at June 30, 2009 and there are existing uncertain conditions the Company faces relative to its’ ability to obtain working capital and operate successfully. These conditions raise substantial doubt about its’ ability to continue as a going concern.  Management’s plans regarding these matters are also described in Note A.  The consolidated financial statements do not include any adjustments that may result from the outcome of this uncertainty.

/s/ Meyler & Company, LLC

Middletown, NJ
August 6, 2010

CHINA GINSENG HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	March 31,	June 30,
	2010	2009	2008
	[Unaudited]
ASSETS

CURRENT ASSETS
Cash	$9,214	$10,227	$16,638
Accounts receivable- net	126,901	212,102	14,206
Inventory	1,171,688	1,152,285	992,808
Ginseng crops, current portion	265,860	240,859	289,286
Due from related parties	40,778	12,874	–
Total Current Assets	1,614,441	1,628,347	1,312,938

PROPERTY AND EQUIPMENT, net	1,411,978	1,498,529	1,630,894

OTHER ASSETS
Ginseng crops, non-current portion	3,459,820	3,549,575	3,266,919
Intangible assets-patents, net	5,675	10,723	12,729
Deferred income tax asset	51,189	51,147	50,944

Total Assets	$6,543,103	$6,738,321	$6,274,424

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES
Loan payable to financial institution	$292,984	$292,744	$291,583
Notes payable – related parties	1,131,959	1,191,199	1,145,044
Accounts payable	811,926	932,525	700,398
Accrued expenses	188,754	120,845	56,639
Taxes payable	130,789	112,054	67,893
Payments received in advance	20,678	20,661	20,579
Total Current Liabilities	2,577,090	2,670,028	2,282,136

STOCKHOLDERS’ EQUITY
Common Stock, $0.001 par value, 50,000,000 shares authorized, 34,397,297 shares issued and outstanding	34,398	34,398	34,398
Additional paid-in capital	4,243,566	4,243,566	4,243,566
Accumulated deficit	(758,347)	(661,796)	(722,872)
Accumulated other comprehensive income	446,396	452,125	437,196
Total Stockholders’ Equity	3,966,013	4,068,293	3,992,288

Total Liabilities and Stockholders’ Equity	$6,543,103	$6,738,321	$6,274,424

See accompanying notes to consolidated financial statements.

CHINA GINSENG HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Nine Months Ended		For the Years Ended
	March 31,		June 30,
	2010	2009	2009	2008
	[Unaudited]	[Unaudited]

REVENUE	$261,088	$1,234,727	$1,297,575	$196,980

COSTS AND EXPENSES
Cost of goods sold	253,690	879,356	836,216	232,609
Selling, general and administrative expenses	47,555	162,688	303,378	364,826
Depreciation and amortization	21,786	18,444	25,403	46,197
Total Costs and Expenses	323,031	1,060,488	1,164,997	643,632

INCOME (LOSS) FROM OPERATIONS	(61,943)	174,239	132,578	(446,652)

NON OPERATING INCOME (EXPENSE)
Other income	-	2,520	2,597	-
Interest expense	(15,361)	(27,478)	(27,231)	(4,701)
Total Non Operating Income (Expense)	(15,361)	(24,958)	(24,634)	(4,701)

INCOME (LOSS) BEFORE INCOME TAXES	(77,304)	149,281	107,944	(451,353)

PROVISION FOR INCOME TAXES	19,247	35,212	46,868	-

NET INCOME (LOSS)	$(96,551)	$114,069	$61,076	$(451,353)

NET EARNINGS (LOSS) PER COMMON SHARE
Basic	$(0.01)	$0.01	$0.01	$(0.02)
Diluted	$(0.01)	$0.01	$0.01	$(0.02)

WEIGHTED AVERAGE COMMON SHARES OUTSTANDING –
Basic	34,397,297	34,397,297	34,397,297	29,776,831
Diluted	34,397,297	35,195,631	35,195,631	29,776,831

See accompanying notes to consolidated financial statements.

CHINA GINSENG HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Nine Months Ended		For the Years Ended
	March 31,		June 30,
	2010	2009	2009	2008
	[Unaudited]	[Unaudited]

Cash Flows from Operating Activities
Net income (loss)	$(96,551)	$114,069	$61,076	$(451,353)
Adjustments to reconcile net income (loss) to net cash from operating activities:
Depreciation and amortization	21,786	18,444	25,404	40,203
Change in assets and liabilities:
(Increase) decrease in accounts receivable	71,783	(105,822)	(198,176)	484,882
(Increase) decrease in inventory and capitalized crop costs	119,184	(370,737)	(259,933)	(283,463)
(Increase) decrease in due from related parties	(27,904)	(76,684)	(12,592)	(34,012)
Increase (decrease) in accounts payable	(635,856)	208,630	228,706	93,115
Increase (decrease) in taxes payable	18,735	37,485	42,419	(3,689)
Increase (decrease) in accrued expenses	67,910	30,896	63,981	(16,446)
Net cash provided by (used in) operating activities	(460,913)	(143,719)	(49,115)	(170,763)

Cash Flows from Investing Activities
Purchase of property and equipment	(290)	(7,967)	(542)	(121,498)
Net cash provided by (used in) investing activities	(290)	(7,967)	(542)	(121,498)

Cash Flows from Financing Activities
Proceeds from loans payable to related parties	456,015	167,677	46,555	247,089
Net cash provided by (used in) Financing activities	456,015	167,677	46,555	247,089

Effect of exchange rate on cash	4,175	19,772	(3,309)	40,523

Increase (decrease) in cash	(1,013)	35,763	(6,411)	(4,649)

Cash at beginning of period	10,227	16,638	16,638	21,287

Cash at end of period	$9,214	$52,401	$10,227	$16,638

See accompanying notes to consolidated financial statements.

CHINA GINSENG HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Nine Months Ended		For the Years Ended
	March 31,		June 30,
	2010	2009	2009	2008
	[Unaudited]	[Unaudited]
Supplemental Disclosure of Cash Flow
Information:
Cash paid for:
Interest	$-	$15,385	$20,500	$20,500
Income taxes	-	-	-	-

Non-Cash Operating and Financing Activities:
Depreciation capitalized as Ginseng Crops	6,582	7,946	11,661	14,989
Depreciation capitalized as Inventory	64,251	10,693	104,001	-
Acquisition of Tonghua Linyuan Grape
Planting Company:
Cash				(60)
Accounts receivable				(142,358)
Inventory				(759,642)
Property, plant and equipment				(1,173,053)
Short term borrowings				258,722
Accounts payable				466,640
Payments received in advance				18,260
Common stock				6,155
Additional paid-in capital				1,325,336

See accompanying notes to consolidated financial statements.

CHINA GINSENG HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY AND COMPREHENSIVE INCOME (LOSS)
FOR THE YEARS ENDED JUNE 30, 2009 AND 2008
AND FOR THE NINE MONTHS ENDED MARCH 31, 2010 (UNAUDITED)

					Accumulated
			Additional		Other	Total
	Common Stock		Paid-in	Accumulated	Comprehensive	Stockholders'
	Shares	Amount	Capital	Deficit	Income	Equity

Balance, June 30, 2007	28,242,297	$28,243	$2,918,230	$(271,519)	$139,279	$2,814,233

Issuance of common stock for acquisition of Tonghua Linyuan Grape Planting Co. Limited at $0.22 per share	6,155,000	6,155	1,325,336	-	-	1,331,491
Net loss for the year ended June 30, 2008	-	-	-	(451,353)	-	(451,353)
Translation adjustment					297,917	297,917
Total comprehensive loss	-	-	-	-	-	(153,436)
Balance, June 30,2008	34,397,297	34,398	4,243,566	(722,872)	437,196	3,992,288

Net income for the year ended June 30, 2009	-	-	-	61,076	-	61,076
Translation adjustment					14,929	14,929
Total comprehensive income	-	-	-	-	-	76,005
Balance, June 30, 2009	34,397,297	34,398	4,243,566	(661,796)	452,125	4,068,293

Net loss for the nine months ended March 31,2010 (unaudited)	-	-	-	(96,551)	-	(96,551)
Translation adjustment					(5,729)	(5,729)
Total comprehensive loss	-	-	-	-	-	(102,280)
Balance, March 31, 2010 (Unaudited)	34,397,297	$34,398	$4,243,566	$(758,347)	$446,396	$3,966,013
See accompanying notes to consolidated financial statements.

CHINA GINSENG HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2009 AND 2008
AND FOR THE NINE MONTHS ENDED MARCH 31, 2010 AND 2009 (UNAUDITED)

NOTE A – NATURE OF BUSINESS, PRESENTATION AND GOING CONCERN

China Ginseng Holdings, Inc. and Subsidiaries (the “Company”), was incorporated under the laws of Nevada on June 24, 2004.

On November 24, 2004, the Company acquired 55% of Yanbian Huaxing Ginseng Industry Co. Limited (“Yanbian Huaxing”), which is located in China and, is in the business of farming, processing, distribution, and marketing of Asian Ginseng.  On September 23, 2005, the Company acquired the remaining 45% interest in Yanbian Huaxing.

Yanbian Huaxing controls, through 20 year leases granted by the Chinese Government, approximately 1,500 hectors (3,705 acres) of land used to grow ginseng.  The Company had no operations prior to June 24, 2004.

On August 24, 2005, the Company acquired Jilin Ganzhi Ginseng Produce Co. Limited whose principal business is the manufacture of Ginseng drinks.

On October 19, 2005, the Company incorporated a new company named Jilin Huamei Beverage Co. Limited (“Jilin Huamei”).  To date, Jilin Huamei has not had any significant operations.

On March 31, 2008, the Company acquired Tonghua Linyuan Grape Planting Co. Limited (“Tonghua Linyuan”) whose principal activity includes cultivation of grapes and the production and sales of wines.  On June 30, 2008, Tonghua Linyuan controls 700 acres of land on which the grapes were planted.

The accompanying unaudited consolidated financial statements as of March 31, 2010 and for the nine months ended March 31, 2010 and 2009 have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”) for the interim financial information.  In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included.  Operating results for the nine months ended March 31, 2010 are not necessarily indicative of the results that may be expected for the year ending June 30, 2010.

Effective July 1, 2009, the Company adopted Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 105-10 Generally Accepted Accounting Principles-Overall (“ASC 105-10”). ASC 105-10 establishes the FASB Accounting Standards Codification (the “Codification”) as the source of authoritative accounting principles recognized by the FASB to be applied to nongovernmental entities in the preparation of financial statements in conformity with U.S. GAAP for SEC registrants.  All guidance contained in the Codification carries an equal level of authority.  The Codification superseded all existing non-SEC accounting and reporting standards.  All other non-grandfathered, non-SEC accounting literature not included in the codification is non-authoritative.  The FASB will not issue new standards in the form of Statements, FASB Positions or Emerging Issue Task Force Abstracts.  Instead, it will issue Accounting Standards Updates (“ASUs”).  The FASB will not consider ASUs as authoritative in their own right.  ASUs will serve only to update the Codification, provide background information about the guidance and provide the basis for conclusions on the change(s) in the Codification.  References made to FASB guidance throughout this document have been updated for the Codification.

CHINA GINSENG HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2009 AND 2008
AND FOR THE NINE MONTHS ENDED MARCH 31, 2010 AND 2009 (UNAUDITED)

NOTE A – NATURE OF BUSINESS, PRESENTATION AND GOING CONCERN (CONTINUED)

Going Concern

As indicated in the accompanying financial statements, the Company has accumulated deficits of $758,347 and $661,796 and negative working capital of $962,649 and $1,041,681 at March 31, 2010 and June 30, 2009, respectively, and there are existing uncertain conditions the Company foresees relating to its ability to obtain working capital and operate successfully.  Management’s plans include the raising of capital through equity markets to fund future operations and the generating of revenue through its business. Failure to raise adequate capital and generate adequate sales revenues could result in the Company having to curtail or cease operations.

Additionally, even if the Company does raise sufficient capital to support its operating expenses and generate adequate revenues, there can be no assurances that the revenues will be sufficient to enable it to develop business to a level where it will generate profits and cash flows from operations.  These matters raise substantial doubt about the Company’s ability to continue as a going concern.  However, the accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business.  These financial statements do not include any adjustments relating to the recovery of the recorded assets or the classification of the liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Consolidated Financial Statements

The financial statements include the accounts and activities of China Ginseng Holdings, Inc. and its wholly-owned subsidiaries, Yanbian Huaxing Ginseng Co. Limited, Jilin Huamei Beverage Co. Limited, Jilin Ganzhi Ginseng Products Co. Limited, and Tonghua Linyuan Grape Planting Co. Limited.  All intercompany transactions have been eliminated in consolidation.

Use of Estimates

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

Foreign Currency Translation

The Company considers the Chinese Renminbi to be its functional currency.  The Company does not have any material transactions in foreign currencies other than the Chinese Yuan Renminbi. Assets and liabilities were translated into US dollars at period-end exchange rates.  Statement of operations amounts were translated using the average rate during the period.  Gains and losses resulting from translating foreign currency financial statements are included in accumulated other comprehensive income, a separate component of stockholders’ equity.

CHINA GINSENG HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2009 AND 2008
AND FOR THE NINE MONTHS ENDED MARCH 31, 2010 AND 2009 (UNAUDITED)

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Cash

Cash consists of cash on hand and deposits in banks.

Cash Equivalents

For purposes of reporting cash flows, cash equivalents include investment instruments purchased with an original maturity of three months or less.  There were no cash equivalents at March 31, 2010 and June 30, 2009 and 2008.

Inventory

Inventory consists of fresh and dried Ginseng as well as grape juice and is stated at the lower of cost or market value.  Cost is determined using the First-In, First-Out (FIFO) Method.

Ginseng Crops

The Company uses the full absorption costing method to value its Ginseng crops.  Included in crop costs are seeds, labor, applicable overhead including depreciation, and supplies. Common costs are allocated in each period based upon the total number of hectors under cultivation during the period.

The carrying value of the Ginseng crops is reviewed on a regular basis for any impairment in value using management’s best estimate as to expected future market values, yields and costs to harvest.  Costs accumulated on the acres expected to be harvested during the next fiscal year have been classified as a current asset.

Revenue Recognition

The Company’s primary source of revenue has been from the sale of fresh and dried Ginseng and, during the nine months ended March 31, 2010, one bulk sale from the grape harvest.  Currently, the Company is processing the Ginseng and grape harvest and storing the stock for future juice production which it plans to commence in August 2010.  Ginseng is planted in the Spring (March) and Fall (September) of each year and is generally harvested in September.  It usually takes 6 years for a Ginseng root to mature, although, senior maturity can be 8 years.

Harvested Ginseng can be sold in two ways: (1) fresh Ginseng which can be sold immediately and stored in refrigerators for up to 3 years and (2) dried Ginseng which is processed and dried via sunlight and steam machines. Drying is a two month process.  Dried Ginseng can be stored up to 5 years. The Company has focused on selling dried Ginseng as it is more profitable than selling fresh Ginseng. The Company has also been reserving fresh Ginseng for future juice manufacturing.

The Company usually receives orders prior to harvest.  For major customers, 20% to 30% is paid upon delivery as payment in advance.  The balance is paid after the customer incurs a lengthy inspection process.  Until the customer finalizes its inspection and deems the shipment appropriate, the shipment is still the property of the Company.  Upon customer approval of the Ginseng shipment, the balance of the invoice price is wired to the Company and the revenue is recognized. For smaller sales, the customers pick up the Ginseng from the Company, pay in cash at pick-up time and receive an invoice with appropriate sales tax applied and a cash acknowledgement. On these orders, revenue is recognized upon  shipment/payment.

CHINA GINSENG HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2009 AND 2008
AND FOR THE NINE MONTHS ENDED MARCH 31, 2010 AND 2009 (UNAUDITED)

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable consist principally of trade receivables, which are recorded at the invoiced amounts.  The allowance for doubtful accounts represents management’s estimate of the amount of probable credit losses, determined by reviewing past due balances and other information.  Account balances are written off against the allowance when management determines the receivable is uncollectible.  The allowance for doubtful accounts was $126,767, $126,685 and $99,339 at March 31, 2010, June 30, 2009 and June 30, 2008, respectively.

Property and Equipment

Property and equipment is recorded at cost and is depreciated using the straight line method over the estimated useful lives of the respective assets, as follows:

Biological assets – vineyard	40 years
Buildings and improvements	6 - 40 years
Machinery and equipment	5 - 15 years
Motor vehicles	5 - 10 years
Office equipment	5 - 10 years

Routine maintenance, repairs and replacement costs are expensed as incurred and improvements that extend the useful life of the assets are capitalized.  When equipment is sold or otherwise disposed of, the cost and related accumulated depreciation are eliminated from the accounts and any resulting gain or loss is recognized in operations.

Vineyard Development Costs

Vineyard development costs consist primarily of the costs of the vines and expenditures related to labor and materials to prepare the land and construct vine trellises. The costs are capitalized within Property and Equipment until the vineyard becomes commercially productive, at which time annual amortization is recognized using the straight-line method over the estimated economic useful life of the vineyard, which is estimated to be 40 years.  All of the company’s vineyards are commercially productive.

Amortization of vineyard development costs are included in capitalized crop costs that in turn are included in inventory costs and ultimately become a component of cost of goods sold. For the year ending June 30, 2009 and 2008, approximately $26,626 and $6,288, respectively, was amortized into inventory costs.  For the nine months ending March 31, 2010 and 2009, approximately $19,988 and $19,933, respectively, was amortized into inventory costs.

CHINA GINSENG HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2009 AND 2008
AND FOR THE NINE MONTHS ENDED MARCH 31, 2010 AND 2009 (UNAUDITED)

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Net Loss Per Common Share

The Company computes per share amounts in accordance with ASC Topic 260 Earnings per Share (EPS) which requires presentation of basic and diluted EPS.  Basic EPS is computed by dividing the income (loss) available to Common Stockholders by the weighted-average number of common shares outstanding for the period.  Diluted EPS is based on the weighted-average number of shares of Common Stock and Common Stock equivalents outstanding during the periods.

Stock Based Compensation

The Company accounts for stock issued for services in accordance with Topic ASC 718 Compensation-Stock Compensation (formerly SFAS No. 123R “Share Based Payments”).  Under this topic, the Black- Scholes pricing model is used to estimate the fair value of options and warrants issued.  All transactions in which goods or services are the consideration received for the issuance of equity instruments are accounted for based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more reliably measurable.  Equity instruments issued to employees and the cost of the services received as consideration are measured and recognized based upon the fair value of the equity instruments issued.

Comprehensive Income

The Company follows ASC 220-10, Reporting Comprehensive Income, (formerly SFAS No. 130). ASC 220-10 requires the reporting of comprehensive income in addition to net income from operations.

Comprehensive income is a more inclusive financial reporting methodology that includes disclosure of information that historically has not been recognized in the calculation of net income.

Fair Value of Financial Instruments

The carrying amounts reported in the consolidated balance sheets for cash and cash equivalents, accounts receivable and accounts payable approximate fair value because of the immediate or short-term maturity of these financial instruments.

Income Taxes

The Company accounts for income taxes utilizing the liability method of accounting.  Under the liability method, deferred taxes are determined based on differences between financial statement and tax bases of assets and liabilities at enacted tax rates in effect in years in which differences are expected to reverse.  Valuation allowances are established, when necessary, to reduce deferred tax assets to amounts that are expected to be realized.

Uncertainty in Income Taxes

The Company follows ASC 740-10 Accounting for Uncertainty in Income Taxes (“ASC 740-10”).  This interpretation requires recognition and measurement of uncertain income tax positions using a “more-likely-than-not” approach.  ASC 740-10 is effective for fiscal years beginning after December 15, 2006.  Management has adopted ASC 740-10 for 2009, evaluates their tax positions on an annual basis, and have determined that as of March 31, 2010, no additional accrual for income taxes other than the foreign, federal and state provisions and related interest and estimated penalty accruals are considered necessary.

CHINA GINSENG HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2009 AND 2008
AND FOR THE NINE MONTHS ENDED MARCH 31, 2010 AND 2009 (UNAUDITED)

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Impairment of Long-Lived Assets

Long-lived assets, primarily property and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets might not be recoverable. Conditions that would necessitate an impairment assessment include a significant decline in the observable market value of an asset, a significant change in the extent or manner in which an asset is used, or a significant adverse change that would indicate that the carrying amount of an asset or group of assets is not recoverable.  For long-lived assets to be held and used, the Company recognizes an impairment loss only if its carrying amount is not recoverable through its undiscounted cash flows and measures the impairment loss based on the difference between the carrying amount and estimated fair value.

Fair Value Measurements

In September 2006, ASC issued 820, Fair Value Measurements.  ASC 820 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosure about fair value measurements.

In February 2007, ASC issued 825-10 The Fair Value Option for Financial Assets and Financial Liabilities-Including an Amendment of ASC 320-10, (“ASC 825-10”) which permits entities to choose to measure many financial instruments and certain other items at fair value at specified election dates.  A business entity is required to report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date.

Recent Accounting Pronouncements

In January 2010, the FASB issued Accounting Standards Update 2010-02, Consolidation (Topic 810): Accounting and Reporting for Decreases in Ownership of a Subsidiary. This amendment to Topic 810 clarifies, but does not change, the scope of current US GAAP. It clarifies the decrease in ownership provisions of Subtopic 810-10 and removes the potential conflict between guidance in that Subtopic and asset derecognition and gain or loss recognition guidance that may exist in other US GAAP.  An entity is required to follow the amended guidance beginning in the period that it first adopts FAS 160 (now included in Subtopic 810-10).  For those entities that have already adopted FAS  160, the amendments are effective at the beginning of the first interim or annual reporting period ending on or after December 15, 2009. The amendments should be applied retrospectively to the first period that an entity adopted FAS 160. The adoption of the provisions of ASU 2010-02 did not have a material effect on the financial position, results of operations or cash flows of the Company.

In January 2010, the FASB issued Accounting Standards Update 2010-01, Equity (Topic 505): Accounting for Distributions to Shareholders with Components of Stock and Cash (A Consensus of the FASB Emerging Issues Task Force). This amendment to Topic 505 clarifies the stock portion of a distribution to shareholders that allows them to elect to receive cash or stock when a limit on the amount of cash that will be distributed is not a stock dividend for purposes of applying Topics 505 and 260 effective for interim and annual periods ending on or after December 15, 2009, and would be applied on a retrospective basis. The adoption of ASU 2010-01 did not have a material effect on the financial position, results of operations or cash flows of the Company.

CHINA GINSENG HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2009 AND 2008
AND FOR THE NINE MONTHS ENDED MARCH 31, 2010 AND 2009 (UNAUDITED)

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recent Accounting Pronouncements (Continued)

In September 2009, the FASB issued Update No. 2009-13, Multiple-Deliverable Revenue Arrangements—a consensus of the FASB Emerging Issues Task Force (ASU 2009-13). It updates the existing multiple-element revenue arrangements guidance currently included under ASC 605-25, which originated primarily from the guidance in EITF Issue No. 00-21, Revenue Arrangements with Multiple Deliverables (EITF 00-21). The revised guidance primarily provides two significant changes: 1) eliminates the need for objective and reliable evidence of the fair value for the undelivered element in order for a delivered item to be treated as a separate unit of accounting, and 2) eliminates the residual method to allocate the arrangement consideration. In addition, the guidance also expands the disclosure requirements for revenue recognition. ASU 2009-13 will be effective for the first annual reporting period beginning on or after June 15, 2010, with early adoption permitted provided that the revised guidance is retroactively applied to the beginning of the year of adoption. The Company does not expect these changes to have an impact on the Company’s financial statements.

Effective July 1, 2009, the Company adopted FASB ASU No. 2009-05, Fair Value Measurements and Disclosures (Topic 820) (“ASU 2009-05”). ASU 2009-05 provided amendments to ASC 820-10, Fair Value Measurements and Disclosures – Overall, for the fair value measurement of liabilities. ASU 2009-05 provides clarification that in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure fair value using certain techniques. ASU 2009-05 also clarifies that when estimating the fair value of a liability, a reporting entity is not required to include a separate input or adjustment to other inputs relating to the existence of a restriction that prevents the transfer of a liability. ASU 2009-05 also clarifies that both a quoted price in an active market for the identical liability at the measurement date and the quoted price for the identical liability when traded as an asset in an active market when no adjustments to the quoted price of the asset are required are Level 1 fair value measurements. Adoption of ASU 2009-05 did not have a material impact on the Company’s results of operations or financial condition.

Effective June 30, 2009, the Company adopted three accounting standard updates which were intended to provide additional application guidance and enhanced disclosures regarding fair value measurements and impairments of securities. They also provide additional guidelines for estimating fair value in accordance with fair value accounting. The first update, as codified in ASC 820-10-65, provides additional guidelines for estimating fair value in accordance with fair value accounting. The second accounting update, as codified in ASC 320-10-65, changes accounting requirements for other-than-temporary-impairment (OTTI) for debt securities by replacing the current requirement that a holder have the positive intent and ability to hold an impaired security to recovery in order to conclude an impairment was temporary with a requirement that an entity conclude it does not intend to sell an impaired security and it will not be required to sell the security before the recovery of its amortized cost basis. The third accounting update, as codified in ASC 825-10-65, increases the frequency of fair value disclosures. These updates were effective for fiscal years and interim periods ended after June 15, 2009. The adoption of these accounting updates did not have a material impact on the Company’s financial statements.

CHINA GINSENG HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2009 AND 2008
AND FOR THE NINE MONTHS ENDED MARCH 31, 2010 AND 2009 (UNAUDITED)

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recent Accounting Pronouncements (Continued)

Effective June 30, 2009, the Company adopted a new accounting standard for subsequent events, as codified in ASC 855-10. The update modifies the names of the two types of subsequent events either as recognized subsequent events (previously referred to in practice as Type I subsequent events) or non-recognized subsequent events (previously referred to in practice as Type II subsequent events). In addition, the standard modifies the definition of subsequent events to refer to events or transactions that occur after the balance sheet date, but before the financial statements are issued (for public entities) or available to be issued (for nonpublic entities). The update did not result in significant changes in the practice of subsequent event disclosures, and therefore the adoption did not have a material impact on the Company’s financial statements.

Effective January 1, 2009, the Company adopted an accounting standard update regarding the determination of the useful life of intangible assets. As codified in ASC 350-30-35, this update amends the factors considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under intangibles accounting. It also requires a consistent approach between the useful life of a recognized intangible asset under prior business combination accounting and the period of expected cash flows used to measure the fair value of an asset under the new business combinations accounting (as currently codified under ASC 850). The update also requires enhanced disclosures when an intangible asset’s expected future cash flows are affected by an entity’s intent and/or Company’s financial statements.

Effective January 1, 2009, the Company adopted a new accounting standard update regarding business combinations. As codified under ASC 805, this update requires an entity to recognize the assets acquired, liabilities assumed, contractual contingencies, and contingent consideration at their fair value on the acquisition date. It further requires that acquisition-related costs be recognized separately from the acquisition and expensed as incurred; that restructuring costs generally be expensed in periods subsequent to the acquisition date; and that changes in accounting for deferred tax asset valuation allowances and acquired income tax uncertainties after the measurement period be recognized as a component of provision for taxes. The adoption did not have a material impact on the Company’s financial statements.

NOTE C - ACQUISITIONS

On March 31, 2008, the Company acquired a 100% interest in Tonghua Linyuan Grape Planting Co. Ltd. (“Tonghua Linyuan”) from a third party for 6,155,000 shares of common stock. The purpose of the acquisition is to utilize the grapes and vineyards of Tonghua Linyuan to produce wine for the growing Chinese wine market.

The fair value of assets acquired and liabilities assumed were as follows:
Cash	$59
Accounts receivable	11,053
Other receivable	131,310
Inventory	759,673
Property, plant, and equipment	1,173,099
Liabilities assumed	(742,946)
Net assets	$1,332,248

CHINA GINSENG HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2009 AND 2008
AND FOR THE NINE MONTHS ENDED MARCH 31, 2010 AND 2009 (UNAUDITED)

NOTE C – ACQUISITIONS (CONTINUED)

The fair value of Tonghua Linyuan was determined based upon the fair value of the assets acquired and liabilities assumed as the Company determined that these values were more readily determinable than the value of the stock consideration given.  This conclusion was based upon the fact that Tonghua Linyuan is comprised of substantial tangible assets whose value was more readily determinable than the Company’s shares, which are speculative and have not traded for a year prior to the acquisition date.  However, the Company also verified the valuation of the assets acquired and liabilities assumed by computing the fair value of the consideration given utilizing a discounted cash flow model.  The valuation determined by the discounted cash flow model approximated the valuation of the assets acquired and liabilities assumed.  As a result of the valuation, no Goodwill was recorded on the acquisition.  The financial statements for the year ended June 30, 2009 include the results of operations of the acquired company for the period from April 1, 2009 to June 30, 2009 as follows:

June 30,
2009
Revenue	$-
Net profit (loss)	(62,651)
Earnings per share-basic and diluted	(0.001)

NOTE D - PROPERTY AND EQUIPMENT

Property and equipment is comprised of the following at:

	March 31,	June 30,
	2010	2009	2008

Buildings and improvements	$329,817	$329,546	$328,241
Vineyards	1,122,503	1,121,583	1,117,135
Machinery and equipment	654,355	653,819	651,226
Motor vehicles	60,205	60,156	59,917
Office equipment	24,431	23,435	22,802
	2,191,311	2,188,539	2,179,321
Less accumulated depreciation	779,333	690,010	548,427
	$1,411,978	$1,498,529	$1,630,894

Total Depreciation was $88,739 and $35,861 for the nine months ended March 31, 2010 and 2009, respectively, and $139,425 and $95,410 for the years ended June 30, 2009 and 2008, respectively.   Depreciation is recorded as follows:

	Nine Months Ended		Year Ended
	March 31,		June 30,
	2010	2009	2009	2008
Depreciation Expense	$17,906	$17,222	$23,763	$39,493
Capitalized Inventory	64,251	10,693	104,001	-
Capitalized Ginseng Crops	6,582	7,946	11,661	14,989
	$88,739	$35,861	$139,425	$54,482

CHINA GINSENG HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2009 AND 2008 (AUDITED)
AND FOR THE NINE MONTHS ENDED MARCH 31, 2010 AND 2009 (UNAUDITED)

NOTE D - PROPERTY AND EQUIPMENT (CONTINUED)

Depreciation expense is included within Deprecation and amortization on the consolidated Statements of Operations.  Capitalized Inventory and Ginseng Crops are included within the respective balances on the consolidated Balance Sheets.

NOTE E - INVENTORY

Inventory is comprised of the following at:
	March 31,	June 30,
	2010	2009	2008

Fresh and dried harvested ginseng	$139,129	$139,016	$98,041
In process grape juice	955,399	943,038	809,271
Operating supplies	77,160	70,231	85,496
	$1,171,688	$1,152,285	$992,808

NOTE F – GINSENG CROPS

The Company’s business, prior to June 30, 2009, was primarily to harvest and sell fresh and dried Ginseng.  The growth period takes approximately 6 years before harvest can commence and up to 8 years for improved harvest and seedling yields.  The Company is changing its business model to utilize the harvested Ginseng to manufacture Ginseng juice and other Ginseng beverages.  It plans to commence the juice operation in August 2010.  The Company plants selected areas each year and tracks the costs expended each year by planting area.  The Chinese government owns all the land in China. Currently, the Company has grants from the Chinese government for approximately 1,500 hectors of land (approximately 3,705 acres) to grow Ginseng.  These grants are for 20 years and the management of the Company believes that the grants will be renewed as the grants expire in different areas.  However, there are no assurances that the Chinese government will continue to renew these grants in the future. The planting of new Ginseng is dependent upon the Company’s cash flow and its ability to raise working capital.

An analysis of ginseng crop costs is as follows for each of the applicable periods. :

	March 31,	June 30,
	2010	2009	2008
Beginning Crop Costs	$3,790,434	$3,556,205	$3,582,058

Capitalized costs during year:
Fertilizer	-	9,269	1,354
Drying costs	11,197	98,845	19,805
Field clearing and cultivation	-	10,986	23,496
Seedlings	-	5,058	-
Irrigation	-	54,996	6,384
Labor	29,264	223,299	73,071
Freight	-	-	6,005
Depreciation	10,799	12,858	11,565
Other	1,307	(9,526)	4,009
	52,567	405,785	145,689
Less:
Cost of crops harvested	(117,321)	(264,808)	(174,739)
Adjustment to Ginseng crop write-downs for crops sold	-	93,252	3,197
	(117,321)	(171,556)	(171,542)
Ending Crop Costs	3,725,680	3,790,434	3,556,205

Ending Crop Costs (Above)	3,725,680	3,790,434	3,556,205
Less: Current portion	265,860	240,859	289,286
Non-Current Portion of Crop Costs	$3,459,820	$3,549,575	$3,266,919

CHINA GINSENG HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2009 AND 2008 (AUDITED)
AND FOR THE NINE MONTHS ENDED MARCH 31, 2010 AND 2009 (UNAUDITED)

NOTE G – INTANGIBLE ASSETS

Intangible assets consist of the patent rights for Ginseng drinks. The cost and related amortization is as follows:

	March 31,	June 30,
	2010	2009	2008

Cost	$18,628	$16,270	$16,259
Less accumulated amortization	12,953	5,547	3,530
	$5,675	$10,723	$12,729

Amortization expense was $3,880 and $1,222 for the nine months ended March 31, 2010 and 2009, and $1,641and $710 for the years ended June 30, 2009 and 2008, respectively.

NOTE H – LOAN PAYABLE TO FINANCIAL INSTITUTION

In 2002, the Company’s subsidiary, Tonghua Linyuan Grape Co. Limited, borrowed 2,000,000 RMB from Ji’an Farmer’s Credit Union at an interest rate of 7% per annum with a maturity date of April 1, 2004. The loan is unsecured and currently in default. Interest has been paid on the loan through 2009. The loan balance at March 31, 2010, June 30, 2009 and June 30, 2008 is $292,984, $292,744 and $291,583, respectively.

NOTE I - RELATED PARTY TRANSACTIONS

The Company has been financing its operations from loans from individuals, principally residents of China, who are deemed to be related parties because of their ownership interest in the Company (shareholders).  The individuals have loaned the Company funds which are interest free, have no specific repayment date, and are unsecured.  The funds received are evidenced by a receipt of cash acknowledgments.  At March 31, 2010, June 30, 2009 and June 30, 2008 the funds were borrowed to fund the current operations of the Company.  The related party balance is $1,131,959, $1,191,199 and $1,145,044, respectively.

The Company had receivables from related parties at March 31, 2010 and June 30, 2009 in the amounts of $40,778 and $12,874, respectively.  These amounts represent advances for travel and other related activities.  The amounts advanced by individual are as follows:

Individual	March 31, 2010	June 30, 2009
Chu Ming Kun	$15,664	$9,059
Melissa Chen	-	2,567
Liu Changzheng	10,048	-
Cheng Yuk Chang	6,454	-
Others under $2,000	8,612	1,248
	$40,778	$12,874

CHINA GINSENG HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2009 AND 2008 (AUDITED)
AND FOR THE NINE MONTHS ENDED MARCH 31, 2010 AND 2009 (UNAUDITED)

NOTE J - STOCKHOLDERS’ EQUITY

On March 31, 2008, the Company issued 6,155,000 shares of its common stock to acquire Tonghua Linyuan Grape Planting Co., Limited.  The shares were valued at $0.22 per share aggregating $1,331,491.

NOTE K - WARRANT AGREEMENT

The following summarizes the warrants issued in connection with the Company’s private placement:

	Warrants Outstanding	Weighted Average Exercise Price
Balance, June 30, 2007
Granted	798,334	$0.39
Exercised	-	-
Cancelled	-	-
Balance, June 30, 2008	798,334	$0.39

Granted	-	-
Exercised	-	-
Cancelled	-	-
Balance, June 30, 2009	798,334	$0.39

Granted	-	-
Exercised	-	-
Cancelled	-	-
Balance, March 31, 2010 (Unaudited)	798,334	$0.39

The fair value of the warrants at date of grant was $0.0245, which was computed using the Black-Scholes option pricing model based upon the weighted average assumptions of:

Risk free interest rate	4.80%
Volatility	16.79%
Expected life	2.5 years
Dividend yield	0%

At March 31, 2010, June 30, 2009 and 2008, the weighted average life of the above warrants was 0.47 years, 1.22 years and 2.22 years, respectively.  The weighted average exercise price was $0.39 for all periods.

CHINA GINSENG HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2009 AND 2008 (AUDITED)
AND FOR THE NINE MONTHS ENDED MARCH 31, 2010 AND 2009 (UNAUDITED)

NOTE L – PROVISION FOR INCOME TAXES

Deferred income taxes are determined using the liability method for the temporary differences between the financial reporting basis and income tax basis of the Company’s assets and liabilities. Deferred income taxes are measured based on the tax rates expected to be in effect when the temporary differences are included in the Company’s tax return. Deferred tax assets and liabilities are recognized based on anticipated future tax consequences attributable to differences between financial statement carrying amounts of assets and liabilities and their respective tax bases.

Deferred tax assets consist of the following at:
	March 31,	June 30,
	2010	2009	2008
Timing difference related to inventory provisions	$51,189	$51,147	$50,944
Net operating losses	297,053	233,150	165,184
Valuation allowance	(297,053)	(233,150)	(165,184)
Deferred tax asset	$51,189	$51,147	$50,944

The deferred tax asset is the result of an inventory provision and related reserve of $310,500 (RMB 2,117,776) recorded during the year ended June 30, 2007.  Under Chinese tax laws, the company is not entitled to a deduction for the provision until the inventory is completely discarded. Accordingly, the liability has been re corded offset by a deferred tax asset representing a timing difference.

The Company has a net operating carry forward loss as follows:

	March 31,	June 30,
	2010	2009	2008
International (China)	$748,116	$676,100	$479,000
United States	323,600	256,500	135,100
	$1,071,716	$932,600	$614,100

The operating losses are available to offset future taxable income. The foreign (China) net operating loss carryforwards can only be carried forward for five years and will commence expiring in the year 2013.  The Company does not file a consolidated tax return in China. Therefore, the profitability of the individual Chinese companies will determine the utilization of the carryforward losses. The U.S. carryforward losses are available to offset future taxable income for the succeeding 20 years and commence expiring in the year 2027.

The components of income before taxes are as follows:

	For the Nine Months Ended		For the Year Ended
	March 31,		June 30,
	2010	2009	2009	2008
United States	$(67,044)	$(70,834)	$(135,163)	$(110,476)
International (China)	(10,260)	220,115	243,107	(340,877)
	$(77,304)	$149,281	$107,944	$(451,353)

CHINA GINSENG HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2009 AND 2008 (AUDITED)
AND FOR THE NINE MONTHS ENDED MARCH 31, 2010 AND 2009 (UNAUDITED)

NOTE L – PROVISION FOR INCOME TAXES (CONTINUED)

The provision for income taxes consists of the following:

	For the Nine Months Ended		For the Year Ended
	March 31,		June 30,
	2010	2009	2009	2008
United States	-	-	-	-
International (China)	$19,247	$35,212	$46,868	-
	$19,247	$35,212	$46,868	-

A reconciliation of the Company’s effective tax rate as a percentage of income before taxes and Federal statutory rate for the nine months ended March 31, 2010 and 2009, respectively, and for the years ended June 30, 2009 and 2008, respectively, are as follows:

	March 31,		June 30,
	2010	2009	2009	2008
Federal statutory rate	(34.0)%	(34.0)%	(34.0)%	(34.0)%
State income taxes, net of federal benefit	3.3	3.3	3.3	3.3
Valuation allowance	30.7	45.3	65.1	30.7
Earnings taxed at other than United States statutory rate		9.0	9.0
Effective tax rate	0.0%	23.6%	43.4%	0.0%

NOTE M – FAIR VALUE MEASUREMENTS

On January 1, 2008, the Company adopted ASC 820 which defines fair value, provides a consistent framework for measuring fair value under generally accepted accounting principles and expands fair value financial statement disclosure requirements.  ASC 820’s valuation techniques are based on observable and unobservable inputs.  Observable inputs reflect readily obtainable data from independent sources, while unobservable inputs reflect our market assumptions.

ASC 820 classifies these inputs into the following hierarchy:

Level 1 inputs: Quoted prices for identical instruments in active markets.

Level 2 inputs: Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable.

Level 3 inputs:  Instruments with primarily unobservable value drivers.

NOTE N - COMMITMENTS AND CONTINGENCIES

The Company has a three year employment contract with the Chief Executive Officer expiring on January 1, 2011 aggregating $8,782 per year.

The Company has a three contract with the Chief Financial Officer and the Chief Marketing Officer expiring on February 11, 2011 aggregating $22,131 per year.

CHINA GINSENG HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2009 AND 2008 (AUDITED)
AND FOR THE NINE MONTHS ENDED MARCH 31, 2010 AND 2009 (UNAUDITED)

NOTE N - COMMITMENTS AND CONTINGENCIES (CONTINUED)

The Company has a three year employment contract with a staff accountant expiring on March 1, 2012 aggregating $3,162 per year.

The Company has a three year employment contract with five office employees expiring on January 1, 2011 aggregating $15,458 per year.

The Company has a three year employment contract with the President of the Company expiring on March 20, 2012 aggregating $17,564 per year.

The Company has a one year lease for its corporate offices in China aggregating $5,572 of which one half was due on signing on November 25, 2009 and the remaining balance to be paid on May 1, 2010.

The Company has a lease for office facilities related to its Tonghua Linyuan Grape Co. Limited facilities aggregating $1,760 per year.  The lease expires January 1, 2022.

The Chinese government owns all the land in China. Currently, the Company has grants from the Chinese government for approximately 1,500 hectors of land (3,705 acres) to grow Ginseng. These grants are for 20 years. There is no assurance that the Chinese government will continue to renew these grants in the future.

Rent expense was $3,650 and $2,571 for the nine months ended March 31, 2010 and 2009, respectively, and $1,758 and $1,752 for the years ended June 30, 2010 and 2009, respectively.

NOTE O – CONCENTRATIONS

All of the Company’s sales have been in the Peoples Republic of China. The Company’s inventory, ginseng crops, and property and equipment are located the Peoples Republic of China.

For the year ended June 30, 2009, one customer accounted for approximately 44% of revenues and two other customers accounted for a total of approximately 22% of revenues.

For the year ended June 30, 2008, one customer accounted for 100% of revenues.

For the nine months ended March 31, 2010, two customers accounted for 41% of revenues and a two other customers accounted for a total of 34% of revenues.

For the nine months ended March 31, 2009, one customer accounted for approximately 44% of revenues and two other customers accounted for a total of 22% of revenues.

NOTE P – SUBSEQUENT EVENTS

The Company has an informal private placement whereby the Company is trying to sell 10,000,000 shares of its common stock at $0.25 per share. To date, the Company has sold approximately 2,378,750 shares at $0.25 per share aggregating $594,687.

Subsequent events were assessed through August 6, 2010, the date the financial statements and accompanying registration statement were filed with the Securities and Exchange Commission.

Item 14. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None

Item 15. Financial Statements and Exhibits.

(a) List separately all financial statements filed as part of the registration statement.

Financial Statements as of June 30, 2009, and the results of operations and cash flows for the years ended June 30, 2009 and 2008

Interim Financial Statements as of March 31, 2010

(b) Exhibits

Item 2

1. Yanbian Huaxing Ginseng Industry Co. Ltd Acquisition Agreement

2. Meihekou City Ginseng Company, Ltd. [now known as Jilin Ganzhi Ginseng Products Co. Ltd.] Acquisition Agreement

3.  Tonghua Linyuan Grape Planting Co. Acquisition Agreement

Item 3

1  Articles of Incorporation of China Ginseng Holdings, Inc.

2  By-laws of China Ginseng Holdings, Inc.

Item 4

1  Form of common stock Certificate of the China Ginseng Holdings, Inc. (1)

Item 10

1  Employment Agrement – Ren

2  Employment Agrement – Liu

3  Employment Agrement - Zhang

4  Employment Agrement - Cai

5  Form of Farmer Agreement

6  Land Rental Agreement

7  Ermu Forestry approval

8      Drink formula for our ginseng beverages registered patent

9      GMP Health Food Certificate for Jilin Ganzhi Beverage Company

10    Ganzhi Ginseng Beverage approval No. SFDA  G20090249

11    Ganzhi American Ginseng Beverage approval No. SFDA G20090208

Item 22

1  Governing Documents - Jinlin Huamei Beverage Co. Ltd
2  Governing Documents - Jilin Ganzhi Ginseng Products Co. Ltd. (“Ganzhi”)
3  Governing Documents - Tonghua Linyuan Grape Planting Co.
4  Governing Documents - Yanbian Huaxing Ginseng Industry Co. Limited

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

China Ginseng Holdings, Inc.

By:	/s/ Liu Changzhen
Liu Changzhen, Chairman of the Board